Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 6, 2019

AMONG

MERCK SHARP & DOHME CORP.,

ARGON MERGER SUB, INC.

AND

ARQULE, INC.

ii

Annex I	Offer Conditions
Exhibit A	Form of Support Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation

Agreement and Plan of Merger (this “Agreement”), dated as of December 6, 2019, among MERCK SHARP & DOHME CORP., a New Jersey corporation (“Parent”), ARGON MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ARQULE, INC., a Delaware corporation (the “Company”).

INTRODUCTION

WHEREAS, the respective boards of directors of the Company, Parent and Merger Sub have approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the terms and subject to the conditions set forth herein, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be extended, amended and supplemented from time to time as permitted by this Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (collectively, the “Company Common Stock”), other than the Excluded Shares, at a price per share equal to $20.00 net to the seller in cash, without interest (such amount or any greater amount per share paid pursuant to the Offer, the “Offer Price”);

WHEREAS, following the consummation of the Offer, the parties intend that Merger Sub will be merged (the “Merger”) with and into the Company on the terms and subject to the conditions set forth in this Agreement (with the Merger being governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”));

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain Stockholders are entering into support agreements with Parent in the form of Exhibit A attached hereto (the “Support Agreements”) simultaneously with the execution and delivery of this Agreement; and

WHEREAS, the Company Board has unanimously (i) determined that the Transactions, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company (the “Stockholders”), (ii) adopted, approved and declared advisable this Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the Acceptance Time, and (iv) resolved to recommend that the Stockholders accept the Offer and tender their shares of Company Common Stock to Merger Sub in the Offer (the “Company Recommendation”).

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETATION

SECTION 1.1. Definitions.

(a)   As used in this Agreement, the following terms have the respective meanings set forth below:

“2017 Company Warrants” means any of the Company Warrants issued by the Company on October 11, 2017 or November 7, 2017 that remain unexercised as of immediately prior to the Effective Time.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any Third Party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company, (ii) any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, license or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company, (iii) any sale or license (other than any non-exclusive and non-material license granted by the Company in the ordinary course of business consistent with past practice) with respect to the following Company Products: ARQ-531, ARQ-092 (miransertib), ARQ-751 or ARQ-087 (derazantinib) or any successors thereof or finished products containing any such Company Product or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of the Company.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Business Day” means any day other than Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to remain closed.

“Code” means the Internal Revenue Code of 1986.

“Collaboration Partners” means any of the Company’s licensees or licensors or any Third Party with which the Company has entered into a Contract that relates to the research, development, supply, manufacturing, testing, import or export of any Company Product(s).

“Company 401(k) Plan” means the Company 401(k) Profit Sharing Plan.

“Company Board” means the Board of Directors of the Company.

“Company Charter Documents” means the Certificate of Incorporation and the Bylaws of the Company, each as amended, restated, supplemented or otherwise modified from time to time.

“Company Employee Benefit Plan” means any benefit plan, program, policy, practice, trust, fund, Contract, agreement or arrangement maintained, contributed to or required to be contributed to by the Company (or any ERISA Affiliate of the Company) or under which the Company (or any ERISA Affiliate of the Company) has or would reasonably be expected to have any liability (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), including any pension, profit-sharing, 401(k) retirement, bonus, incentive compensation, deferred compensation, loan, vacation, sick pay, employee stock ownership, stock purchase, stock option or other equity based compensation plans, severance, indemnification, employment, Contractor, unemployment, death, hospitalization, sickness, or other medical, dental, vision, life, or other insurance, long- or short-term disability, change of control, fringe benefit, cafeteria plan or any other employee or fringe benefit plan, program, policy, practice, trust, fund, Contract, agreement or arrangement that provides benefits to current or former employees, non-employee directors, consultants or any other independent contractor (or beneficiaries thereof).

“Company Intellectual Property” means all Intellectual Property owned (whether wholly or jointly with others) by, licensed to, or used or held for use by, the Company, including all Owned Company Intellectual Property and Non-Owned Company Intellectual Property.

“Company Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, that has had, or would reasonably be expected to have, a material adverse effect on (i) the business, operations, assets, properties, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of the Company, or (ii) the ability of the Company to consummate the Transactions on or before the Outside Date; provided that no such event, condition, change, occurrence or development of a state of facts shall be considered in determining whether a Company Material Adverse Effect has occurred for purposes of clause (i) above to the extent that it results from (1) changes in any applicable Law or GAAP or interpretation thereof occurring after the date hereof, (2) changes generally affecting the economy, or financial or securities markets (including changes in interest rates and exchange rates), (3) general conditions in the industry in which the Company operates, (4) acts of terrorism, war, natural disasters, weather-related event or fire or any escalation thereof occurring after the date hereof, (5) changes in the market price or trading volume of the shares of Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such changes may be taken into account in determining whether there has been a Company Material Adverse Effect), (6) any failure, in and of itself, by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period ending on or after the date hereof (it being understood and agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect) or (7) the announcement, pendency or consummation of the Transactions (including any loss of or adverse change in the relationship of the Company with its employees, contractors, customers, partners or suppliers) (it being understood and agreed that this clause (7) shall not apply with respect to any representation or warranty the purpose of which is to address the consequences of the execution and delivery of this Agreement, the consummation of the Transactions or the performance of obligations hereunder), in each case with respect to clauses (1), (2), (3), and (4), only if Company is not disproportionately affected by such changes or events relative to other companies in the biotechnology or pharmaceutical industry, and then only to the extent of such disproportionate impact.

“Company Product” means any product subject to a clinical trial, or being researched, tested, developed, manufactured, imported or exported, by the Company and all products with respect to which the Company has rights under written agreements to receive royalty payments from Third Parties, including ARQ-531, ARQ-092 (miransertib), ARQ-751 and ARQ-087 (derazantinib), in each case, in any dosage form or formulation.

“Company Warrants” means each outstanding unexercised warrant to purchase shares of Company Common Stock.

“Confidentiality Agreement” means the Amended and Restated Mutual Confidential Disclosure Agreement, dated as of November 25, 2019, between the Company and Parent.

“Contract” means, with respect to any Person, any contract, agreement, lease, sublease, license, commitment, sale or purchase order, indenture, note, bond, loan, mortgage, deed of trust, instrument or other arrangement, whether written or oral, that is or purports to be legally binding and to which such Person is a party or by which such Person or such Person’s properties or assets are bound.

“Copyrights” means (i) all copyrights (including all copyrights in any packaging, package inserts, website content, social media content, marketing or promotional materials, labeling information or other text provided to consumers) and similar rights, whether registered or unregistered, and all rights in any copyrightable works, in each case, throughout the world and (ii) all registrations and applications, including extension, restorations and renewals, for any of the foregoing.

“EMA” means the European Medicines Agency or any successor agency thereto.

“Employee Company Stock Option” means any Company Stock Option granted to an employee of the Company.

“Environmental Laws” means any Law, Judgment or Authorization relating to pollution, the environment, natural resources, or human health and safety, including any of the foregoing relating to (i) the presence, receipt, manufacture, processing, generation, use, distribution, transport, treatment, handling, storage, disposal, removal or remediation of any Hazardous Substance, (ii) air, indoor air, water (including ground, surface and drinking water), land surface or subsurface strata, noise or odor pollution, (iii) the release or threatened release into the environment of any Hazardous Substance, including emissions, discharges, injections, spills, escapes, dumping or leaching of any Hazardous Substance or (iv) the health and safety of employees and other individuals.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exclusively Licensed Intellectual Property” means all Non-Owned Company Intellectual Property that is exclusively licensed to the Company including any Non-Owned Company Intellectual Property that is exclusively licensed to the Company for any Company Product, including, as applicable, reagents for manufacturing, methods of manufacturing or methods of use thereof, or any field of use (whether or not the license is subject to retained rights of the licensor or other Persons).

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Transactions, including the preparation, printing, filing and mailing of the Offer Documents, Schedule 14D-9 and all other matters related to the Transactions.

“FDA” means the United States Food and Drug Administration or any successor agency thereto.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, national, federal, state, provincial, municipal, local or foreign governmental, judicial, quasi-judicial, legislative, executive, regulatory (including stock exchange) or administrative authority, department, agency, organization, body, court, arbitration tribunal, instrumentality or official, including any political subdivision thereof.

“Hazardous Substance” means (i) any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, (ii) any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any medical or biological waste, reagent, petroleum product or byproduct, asbestos, lead, polychlorinated biphenyls or (iii) any substance, waste or material regulated under any Environmental Law or that is capable of causing harm or injury to human health, natural resources or the environment or would reasonably be expected to give rise to liability or any obligation to remediate under any applicable Law.

“Health Care Laws” means the following United States Laws and applicable foreign equivalents: federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)); the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)); the Stark Law (42 U.S.C. §1395nn); the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Exclusion Laws (42 U.S.C. § 1320a-7); the Medicare statute (Title XVIII of the Social Security Act), including Social Security Act §§ 1860D-1 to 1860D-43 (relating to Medicare Part D and the Medicare Part D Coverage Gap Program); the Medicaid statute (Title XIX of the Social Security Act); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), and any other similar Law, in each case as applicable, including the price reporting requirements and the requirements relating to the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8), any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the Veterans Health Care Act (38 U.S.C. § 8126), regulatory requirements applicable to sales on the Federal Supply Schedule or under any state pharmaceutical assistance program or United States Department of Veterans Affairs agreement, and any successor government programs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all intellectual property and proprietary rights of any kind or nature, whether protected, created or arising under any Law, including the following: (i) Patents, (ii) Trademarks, (iii) all rights in software, (iv) Copyrights, (v) Know-How, (vi) all rights in designs, databases, data or collections and compilations of data, (vii) domain names (both gTLDs and ccTLDs), social media tags, handles and other identifiers and all accounts therefor, (viii) all rights to sue for past, present and future infringements, misappropriations or other violations of any of the foregoing, (ix) all rights to secure or recover the proceeds of the foregoing, including royalties, income, payments, claims and damages and (x) all other rights similar or pertaining to any of the foregoing in any country worldwide.

“Intervening Event” means any material fact, event, change, development or circumstance occurring or arising after the date hereof, that did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement and that was neither known to, nor reasonably foreseeable by, the Company Board as of the date hereof, affecting the business, assets or operations of the Company and not relating to any Acquisition Proposal, which material fact, event, change, development or circumstance becomes known to the Company Board after the date hereof and prior to the Acceptance Time, other than (i) the receipt, existence of or terms of an Acquisition Proposal, (ii) any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, (iii) changes, in and of itself, in the market price or trading volume of the shares of Company Common Stock or (iv) the fact that, in and of itself, the Company exceeds any internal or published industry analyst projections or forecasts or estimates of revenues or earnings.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation (excluding any public networks).

“Know-How” means all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), know-how, and similar proprietary rights in confidential information of any kind, including with respect to inventions (whether patentable or not and whether or not reduced to practice), discoveries, analytic models, improvements, compounds, processes, techniques, assays, chemical and biological materials, devices, methods, patterns, formulations and specifications.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, claim, charge, hypothecation, option, right of first refusal, right of first offer, security interest or other encumbrance of any kind or nature whatsoever.

“made available to Parent” means that such information, document or material was: (i) publicly available and filed as an exhibit to a Company SEC Document available on the SEC EDGAR database after December 31, 2018 and at least three days prior to the date of this Agreement, (ii) delivered to Parent or Parent’s Representatives via electronic mail or in hard copy form prior to the date of this Agreement; or (iii) made available for review by Parent or Parent’s Representatives prior to the date of this Agreement in the electronic data room hosted and maintained by the Company in connection with the Transactions.

“NASDAQ” means the NASDAQ Global Market.

“Non-Employee Company Stock Option” means any Company Stock Option that is not an Employee Company Stock Option.

“Non-Owned Company Intellectual Property” means all Company Intellectual Property that is not Owned Company Intellectual Property.

“Non-Required Remedy” means any of the actions described in clause(ii) of Section 7.5(d), excluding the actions described in the first proviso to clause (ii) of Section 7.5(d).

“Owned Company Intellectual Property” means all Company Intellectual Property owned or purported to be owned, whether wholly or jointly with others, by the Company.

“Parent Material Adverse Effect” means any event, condition, change, occurrence or development of a state of facts that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the ability of Parent or Merger Sub to consummate the Transactions on or before the Outside Date.

“Patents” means all national, regional and international issued patents and patent applications of any kind, including all applications and filings made pursuant to the Patent Cooperation Treaty (PCTs), provisionals, non-provisionals, converted provisionals, requests for continued examination, continuations, continuations-in-part, divisionals, substitutions, additions, reexaminations and reissues all rights in respect of design patents, utility models, certificates of invention and any similar rights, including so-called pipeline protection, patent term extension and supplemental protection certificates, all patent rights in inventions disclosed in each such patent or patent application, and all rights and priorities afforded under any Law with respect to any of the foregoing in any jurisdiction, including all earlier-filed applications from which benefit or priority rights are derived, and all extensions, restorations, and renewals of any of the foregoing.

“Permitted Lien” means any (i) Lien that arises out of Taxes (x) not yet due and payable, (y) not in default and payable without penalty interest or (z) the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’ and similar Liens arising in the ordinary course of business, securing obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings which have the effect of preventing the forfeiture or sale of the property subject thereto and for which adequate reserves have been established in accordance with GAAP, (iii) Lien with respect to real property, any nonmonetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental applicable Law that are not violated by the current or proposed use of such real property or the operation of the business of the Company, (iv) non-exclusive licenses to, in or under Intellectual Property granted by the Company in the ordinary course of business consistent with past practice, (v) any rights or interests of a lessor of real property evident from the face of the applicable lease entered into in the ordinary course of business consistent with past practice (other than with respect to any capital lease or as a result of any breach of such lease) and (vi) Liens granted pursuant to the Loan and Security Agreement.

“Person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization, limited liability company or other entity, including any Governmental Authority.

“Personal Data” means all data or information that constitutes personal data or personal information under any applicable Law relating to privacy, data protection, or other Laws pertaining to Data Protection and Information Security, which information includes any genetic data, financial, credit, medical or other information, names, addresses, social security or insurance numbers, telephone numbers, facsimile numbers, email addresses or other contact information, any device identifier, or any other information that constitutes protected health information under 45 C.F.R. § 160.103.

“Pre-Closing Period” means the period from the date hereof until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article 9.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents and other representatives.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Specified Governmental Authority” means a Governmental Authority within any jurisdiction in which Parent or any of its Affiliates operate their respective businesses or own any assets.

“Stock Plans” means the Company’s Amended and Restated 2014 Equity Incentives Plan, Amended and Restated 1994 Equity Incentive Plan, Amended and Restated 1996 Director Stock Option Plan and any other equity plans, agreements or arrangements of the Company, other than the ESPP.

“Subsidiary” means, with respect to any Person, any other Person of which (i) such first Person or any of its subsidiaries is a general partner or holds a majority of the voting interests of a partnership or (ii) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other corporate bodies performing similar functions (or, if there are no such ownership interests having ordinary voting power, 50% or more of the equity interests of which) are at any time directly or indirectly owned or controlled by such first Person.

“Superior Proposal” means a bona fide written Acquisition Proposal made by any Third Party after the date hereof that is on terms that the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory, and other aspects of the Acquisition Proposal and the Third Party making the Acquisition Proposal (including any conditions to closing and certainty of closing, timing, any applicable break-up fees and expense reimbursement provisions, and ability of such Third Party to consummate the Acquisition Proposal), (i) would, if consummated, result in a transaction that is more favorable to the holders of Company Common Stock (solely in their capacity as such) from a financial point of view than the Transactions (including any revisions to the terms of this Agreement proposed by Parent pursuant to Section 7.8(d)) and (ii) is reasonably likely to be consummated on the terms proposed without undue delay; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “15% or more” shall be deemed to be references to “more than 50%”; and further provided that in no event shall an Acquisition Proposal be deemed to be a Superior Proposal if consummation of the transaction contemplated thereby is subject to any financing condition or otherwise requires financing that is not fully committed.

“Takeover Provisions” means any “moratorium,” “control share acquisition,” “fair price,” “interested stockholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL, or similar state anti-takeover laws and regulations, and any similarly restrictive provision in the Company Charter Documents.

“Tax” means all federal, state, local or foreign taxes, levies, imposts, duties or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, franchise, profits, gross receipts, minimum, base-erosion anti-abuse, transfer, excise, property, escheat, unclaimed property, sales, use, value-added, goods and services, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental and other governmental taxes and charges, including any interest, penalties and additions to tax with respect thereto and any penalties imposed for any failure to timely, correctly or completely file any Tax Return.

“Tax Return” means any report, return, statement, declaration, schedule, voucher, document or other written information supplied to or filed with, or required to be supplied to or filed with, any Governmental Authority in connection with Taxes, including any amendments thereof or attachments thereto.

“Tax Sharing Agreement” means any Tax allocation, apportionment, sharing, or indemnification agreement or arrangement, other than any agreement that is pursuant to an ordinary-course commercial Contract the primary purpose of which does not relate to Taxes.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates.

“To the knowledge of the Company” and similar phrases mean (i) the actual knowledge of the officers and employees listed on Section 1.1(a) of the Company Disclosure Letter, after making reasonable inquiry, and (ii) all knowledge which was, or would reasonably have been expected to be, obtained by such Persons after such reasonable inquiry, which, for purposes of Section 5.17 shall include such actual knowledge after making due inquiry of the Company’s in-house and outside intellectual property counsel, but in no event shall any such inquiry for purposes of this definition require freedom to operate analysis, clearance searches, validity, noninfringement or any other similar analysis or opinions of counsel to be conducted if such analysis was not conducted prior to the date hereof.

“Trademarks” means (i) all trademarks, trade names, trade dress, service marks, logos, trade styles, certification marks, collective marks and other identifiers of source, origin or quality and all other general intangibles of a like nature, whether registered or unregistered, (ii) all registrations and applications for any of the foregoing and all renewals thereof and (iii) all other rights similar to the foregoing in any jurisdiction, together with all goodwill associated with any of the foregoing.

“Transaction Litigation” means any Proceeding asserted, threatened or commenced against the Company or any of its directors or officers in such individual’s capacity as such by any Stockholder (in its capacity as such or through a derivative action) challenging or seeking to restrain or prohibit the consummation of the Transactions.

“Transactions” means the transactions contemplated by this Agreement, including the Offer and the Merger.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, and any similar provision of state Law that applies to the Company.

(b)   The following terms are defined in the following sections of this Agreement:

Term	Section
Acceptable Confidentiality Agreement	7.8(a)
Acceptance Time	2.1(b)
Agreement	Preamble
Anti-Corruption Laws	5.26
Antitrust Laws	5.3(c)
Appraisal Shares	4.9
Authorizations	5.16(b)
Bankruptcy and Equity Exception	5.3(a)
Book-Entry Shares	4.2(a)
Capitalization Date	5.2(a)
Certificate	4.2(a)
Certificate of Merger	3.4
Closing	3.3
Closing Date	3.3
Company	Preamble
Company Adverse Recommendation Change	7.8(c)
Company Common Stock	Introduction
Company Disclosure Letter	Article 5
Company Financial Statements	5.6(a)
Company Recommendation	Introduction
Company Registered IP	5.17(a)
Company SEC Documents	5.5(a)
Company Securities	5.2(b)
Company Stock Option	4.4(a)
Continuation Period	7.2(a)
Continuing Employees	7.2(a)
Contractors	5.12(b)
Data Protection and Information Security	5.27(a)
Data Protection and Information Security Law	5.27(a)
Delaware Courts	10.4(b)
DGCL	Introduction
Effective Time	3.4
Electing Warrantholder	4.3(a)
ESPP	4.5
Exchange Fund	4.3(a)
Excluded Share	4.2(a)
Expiration Date	2.1(e)
Federal Health Care Programs	5.19(k)
Final Offering Period	4.5
GLPs	5.19(b)
Government Official	5.26

Term	Section
IND	5.19(b)
Indemnified Party	7.9(a)
Indemnified Proceeding	7.9(b)
Initial Expiration Date	2.1(e)
Insurance Policies	5.21
Judgment	5.3(b)
Law	5.3(b)
Lease	5.20(b)
Leased Real Property	5.20(b)
Loan and Security Agreement	7.18
LSA Termination	7.18
Material Contract	5.18(a)
Maximum Amount	7.9(d)
Merger	Introduction
Merger Consideration	4.2(a)
Merger Sub	Preamble
Non-Required Remedy	7.5(d)
Offer	Introduction
Offer Closing	2.1(b)
Offer Conditions	2.1(b)
Offer Documents	2.1(d)
Offer Price	Introduction
Option Payments	4.4(a)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent 401(k) Plan	7.2(g)
Paying Agent	4.3(a)
Payoff Letter	7.18
Proceedings	5.8
Review Board	5.19(a)
Schedule 14D-9	2.2(a)
Security Incident	5.27(b)
Specified Agreement	9.1(d)(i)
Stockholders	Introduction
Support Agreements	Introduction
Surviving Corporation	3.1
Tendered Shares	2.1(b)
Termination Fee	9.3(b)
Willful Breach	9.2

SECTION 1.2. Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions, table of contents and headings included herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if.” The word “or” shall not be exclusive. References to “dollars” or “$” are to United States of America dollars. References (a) to any Law shall be deemed to refer to such Law as amended from time to time and to any rules, regulations or interpretations promulgated thereunder, (b) to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule, (c) to any Person include the successors and permitted assigns of that Person, (d) from or through any date mean, unless otherwise specified, from and including or through and including, respectively, (e) to the “date hereof” means the date of this Agreement and (f) to a “party” or the “parties” mean the parties to this Agreement unless otherwise specified or the context otherwise requires. Unless otherwise provided in or required by this Agreement, neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material. Unless otherwise provided in or required by this Agreement, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business. The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against any particular party.

ARTICLE 2
THE OFFER

SECTION 2.1. The Offer.

(a)   Provided that this Agreement shall not have been terminated in accordance with Section 9.1 and the Company is prepared in accordance with Section 2.2(a) to file with the SEC, and to disseminate to the Stockholders, the Schedule 14D-9 on the same date as Merger Sub commences the Offer, as promptly as practicable (but in no event later than 10 Business Days) after the date hereof, Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act), the Offer.

(b)   The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any shares of Company Common Stock pursuant to the Offer are subject only to the terms and the satisfaction or waiver (as provided in Section 2.1(c) below) of the conditions set forth in Annex I (the “Offer Conditions”). Subject only to the satisfaction or, to the extent waivable by Parent or Merger Sub, waiver by Parent or Merger Sub of each of the Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, accept and pay for all shares of Company Common Stock validly tendered and not validly withdrawn pursuant to the Offer (the “Tendered Shares”) as promptly as practicable on or after the Expiration Date. The acceptance for payment of shares of Company Common Stock pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing,” and the date and time at which the Offer Closing occurs is referred to in this Agreement as the “Acceptance Time.” Parent shall provide, or cause to be provided, to Merger Sub on a timely basis funds necessary to purchase and pay for any and all shares of Company Common Stock that Merger Sub becomes obligated to accept for payment and purchase pursuant to the Offer and this Agreement. Parent and Merger Sub shall, and each of Parent and Merger Sub shall ensure that all of their respective controlled Affiliates shall, tender any shares of Company Common Stock held by them into the Offer.

(c)   Parent and Merger Sub expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided that, unless otherwise or previously approved by the Company in writing, Parent and Merger Sub shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the maximum number of shares of Company Common Stock subject to or sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) waive, modify or amend the Minimum Condition or the Antitrust and Judgment/Illegality Conditions, (v) amend any other term of the Offer in a manner that would reasonably be expected to adversely affect any Stockholder in its capacity as such, (vi) extend or otherwise change the Expiration Date except as required or permitted by Section 2.1(e) or (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to the Expiration Date (or any rescheduled Expiration Date), unless this Agreement is validly terminated in accordance with Section 9.1.

(d)   On the date the Offer is commenced, Merger Sub shall, and Parent shall cause Merger Sub to, file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which Tender Offer Statement shall include an offer to purchase, forms of the letter of transmittal, summary advertisement and other required ancillary offer documents (such Schedule TO and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and cause the Offer Documents to be disseminated to the Stockholders to the extent required by applicable Law. The Company hereby consents to the inclusion of the Company Recommendation in the Offer Documents. Merger Sub shall, and Parent shall cause Merger Sub to, cause the Offer Documents to comply in all material respects with the Exchange Act, the rules and regulations thereunder, and other requirements of applicable Law. The Company shall promptly furnish to Parent and Merger Sub all information concerning the Company and the Stockholders that may be required to be set forth in the Offer Documents or reasonably requested in connection with any action contemplated by this Section 2.1(d), including communication of the Offer to the record and beneficial Stockholders. Each of the parties agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by applicable Law. Parent and Merger Sub shall provide the Company and its counsel with any comments that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Merger Sub shall provide the Company with a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Merger Sub shall give reasonable consideration to any comments provided by the Company. Parent and Merger Sub shall use reasonable efforts to respond promptly to any such SEC comments.

(e)   Unless extended or earlier terminated pursuant to and in accordance with the terms of this Agreement, the Offer shall remain open until one minute after 11:59 p.m., New York City time, on the 20th business day (for purposes of this Section 2.1(e), calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Date”) or, if the period of time for which the Offer is open shall have been extended pursuant to, and in accordance with, this Agreement or as may be required by applicable Law, the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Date”). Notwithstanding the foregoing, (i) if as of the then-effective Expiration Date, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Merger Sub if permitted hereunder, then Merger Sub may, and Parent may cause Merger Sub to, in the Parent’s and Merger Sub’s sole discretion and without the consent of the Company, extend the Offer on one or more occasions in consecutive increments of not more than 20 Business Days each (the length of such period to be determined by Parent and Merger Sub in their discretion), or for such longer period as the parties may agree in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Conditions, other than the Minimum Condition), (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer for (x) the minimum period required by applicable Law, interpretation or position of the SEC or its staff or NASDAQ or its staff and (y) periods of not more than 10 Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions in consecutive increments of not more than 10 Business Days each; provided that Merger Sub shall not in any event be required to, and Parent shall not in any event be required to cause Merger Sub to, extend the Offer beyond the Outside Date; provided further that Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, extend the Offer beyond the Initial Expiration Date on more than three occasions, not to exceed an aggregate of 30 Business Days (provided that each such extension will be 10 Business Days unless the Company agrees otherwise), if, as of the applicable Expiration Date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer. In the event that this Agreement is validly terminated pursuant to Section 9.1, Merger Sub shall, and Parent shall cause Merger Sub to, promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, shall not acquire any shares of Company Common Stock pursuant to the Offer and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all Tendered Shares to the registered holders thereof.

SECTION 2.2. Company Action.

(a)   On the date that the Offer Documents are filed with the SEC, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer (together with any amendments or supplements thereto, the “Schedule 14D-9”) that contains the Company Recommendation and the fairness opinion delivered by Centerview Partners LLC (and a fair summary thereof), and shall promptly disseminate the Schedule 14D-9 to the Stockholders together with the Offer Documents as required by Rule 14d-9 under the Exchange Act. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act, the rules and regulations thereunder, and other requirements of applicable Law. The Schedule 14D-9 will also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL in connection with a merger effected pursuant to Section 251(h) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC. Parent and Merger Sub shall as promptly as reasonably practicable following the date hereof furnish to the Company all information concerning Parent and Merger Sub that is required to be set forth in the Schedule 14D-9 or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the parties agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the Stockholders, in each case as and to the extent required by applicable Law. The Company shall provide Parent, Merger Sub and their counsel with any comments that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or dissemination thereof to the Stockholders, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable consideration to any comments provided by Parent or Merger Sub. The Company shall use reasonable efforts to respond promptly to any such SEC comments.

(b)   The Company shall promptly after the date hereof provide to Parent, or cause to be provided to Parent, a list of the Stockholders as well as mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Common Stock and lists of securities positions of Company Common Stock held in stock depositaries, in each case accurate and complete as of the most recent practicable date and shall promptly furnish Parent with such additional information and assistance (including updated lists of the Stockholders, mailing labels and lists of securities positions) as Parent or its agents may reasonably request in connection with the Offer. Parent and Merger Sub and their agents shall treat the information contained in any such labels, listings and files in accordance with the terms of the Confidentiality Agreement.

ARTICLE 3
THE MERGER

SECTION 3.1. The Merger. At the Effective Time, on the terms and subject to the conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become, and the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) (but in any event no later than one Business Day) of the Offer Closing at the Acceptance Time, without a meeting of Stockholders, in accordance with Section 251(h) of the DGCL.

SECTION 3.2. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the properties, rights, powers, privileges, immunities, licenses, franchises and authority and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under this Agreement and the DGCL.

SECTION 3.3. Closing. Subject to the provisions of Article 8, the closing of the Merger (the “Closing”) shall take place at the offices of Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, DC 20001-4956 as soon as practicable following the Acceptance Time, but in any event on the same Business Day on which the conditions set forth in Article 8 (other than any such conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted, waiver of those conditions at the Closing) have been satisfied or, to the extent permitted, waived by the party or parties entitled to the benefit of such conditions, or at such other place, at such other time, or on such other date as Parent and the Company may mutually agree (such date upon which the Closing occurs, the “Closing Date”).

SECTION 3.4. Effective Time. As soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in such form as required by, and executed in accordance with, the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

SECTION 3.5. Surviving Corporation.

(a)   Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, be amended at the Effective Time so as to read in its entirety as set forth in Exhibit B, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and under the DGCL.

(b)   Bylaws. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended as provided therein and under the DGCL.

(c)   Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or until their respective successors have been duly elected or appointed and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation and shall serve until the earlier of their resignation, removal or death or until their respective successors have been duly elected or appointed and qualified, as the case may be. The Company shall use reasonable best efforts to cause each director of the Company immediately prior to the Effective Time to resign from the Company Board, to be effective as of, and conditioned upon the occurrence of, the Effective Time.

ARTICLE 4
CONSIDERATION; EXCHANGE OF CERTIFICATES

SECTION 4.1. Conversion of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each share of Merger Sub capital stock will be converted into and become one fully paid and non-assessable share of common stock of the Surviving Corporation.

SECTION 4.2. Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Stockholder:

(a)   Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any shares to be cancelled pursuant to Section 4.2(b) and (ii) any Appraisal Shares (each share described in clauses (i) and (ii), an “Excluded Share” and collectively, the “Excluded Shares”)) shall be cancelled and shall be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). As of the Effective Time, all shares of Company Common Stock (other than the Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of either a certificate representing any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive, as the case may be, (i) the Merger Consideration payable with respect to such shares of Company Common Stock upon surrender of such Certificate or Book-Entry Shares in accordance with Section 4.3, without interest or (ii) the payment referred to in Section 4.9, in the case of each Appraisal Share.

(b)   Each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock owned by Parent or Merger Sub or any of their respective direct or indirect wholly-owned Subsidiaries immediately prior to the Effective Time shall be cancelled without any conversion thereof and shall cease to exist and no payment or distribution shall be made with respect thereto.

SECTION 4.3. Exchange of Certificates.

(a)   Paying Agent. Prior to the Acceptance Time, Parent shall enter into an agreement with such bank or trust company as may be designated by Parent and reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock, holders of Non-Employee Company Stock Options and holders of the 2017 Company Warrants who elect to exercise their respective 2017 Company Warrants (the “Electing Warrantholders”) to receive the funds to which holders of such shares of Company Common Stock (other than the Excluded Shares) shall become entitled pursuant to Section 2.1(b) or Section 4.2(a), Non-Employee Company Stock Options shall become entitled to pursuant to Section 4.4(a) or the Electing Warrantholders become entitled to under the applicable 2017 Company Warrant in connection with such exercise, as the case may be. At or immediately following the Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent for the benefit of such holders of shares of Company Common Stock (other than Excluded Shares), holders of Non-Employee Company Stock Options and the Electing Warrantholders, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 2.1(b), Section 4.2(a) or Section 4.4(a) and the amounts payable to the Electing Warrantholders under the applicable 2017 Company Warrant in connection with such exercise, as applicable (such cash being hereinafter referred to as the “Exchange Fund”). The Exchange Fund shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent as directed by Parent; provided that (i) no such investment or losses thereon shall relieve Parent from making the payments required by Section 2.1(b), Section 4.2(a) or Section 4.4(a) or the amounts payable to the Electing Warrantholders under the applicable 2017 Company Warrant in connection with such exercise or affect the amount of the Offer Price or Merger Consideration payable in respect of such shares of Company Common Stock, the Option Payment payable in respect of the Non-Employee Company Stock Options or the amounts payable to the Electing Warrantholders under the applicable 2017 Company Warrant in connection with such exercise and (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any and all interest or other amounts earned with respect to such funds shall become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(b), Section 4.2 or Section 4.4(a) or the amounts payable to the Electing Warrantholders under the applicable 2017 Company Warrant shall be promptly returned to Parent.

(b)   Exchange Procedures. As promptly as practicable (but no later than five Business Days) after the Effective Time, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Certificates and to each holder of record of Book-Entry Shares, in each case whose shares were converted into the right to receive the Merger Consideration pursuant to Section 4.2(a), (i) a letter of transmittal, which shall be in reasonable and customary form, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent (or effective affidavits in lieu thereof in accordance with Section 4.3(f)) and which shall be in such form and have such other provisions as Parent may reasonably specify and (ii) instructions for use in surrendering the Certificates or Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto. Upon surrender to the Paying Agent of a Certificate for cancellation (or effective affidavits in lieu thereof in accordance with Section 4.3(f)), together with a duly completed and validly executed letter of transmittal, or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of such Certificate or Book-Entry Shares shall receive in exchange therefor the amount of cash which the shares of Company Common Stock theretofore represented by such Certificate or book-entry entitle such holder to receive pursuant to the provisions of this Article 4 and the Certificate or Book-Entry Shares so surrendered shall then be cancelled. No interest shall be paid or shall accrue on any cash payable to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article 4. If payment is to be made to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered are registered, such Certificate shall be properly endorsed or otherwise be in proper form for transfer or such Book-Entry Shares shall be properly transferred and the Person requesting such issuance shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such transfer or other similar Taxes have been paid or are not applicable.

(c)   No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender or exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article 4 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such Certificates or book entries, and, after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article 4, except as otherwise provided by applicable Law.

(d)   Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares, Non-Employee Company Stock Options or holders of the 2017 Company Warrants for six months after the Effective Time shall be delivered to Parent or one of its Affiliates, upon demand, and any holders of Certificates or Book-Entry Shares, Non-Employee Company Stock Options or holders of the 2017 Company Warrants who have not theretofore complied with this Article 4 shall thereafter look only to Parent (subject to abandoned property, escheat or similar Laws, as general creditors thereof) for payment of their claim for Merger Consideration, Option Payment or amounts payable pursuant to Section 4.4(c) to the holders of the 2017 Company Warrants, as applicable, without any interest thereon and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 4.3(b), in respect of their Non-Employee Company Stock Options or in respect of their 2017 Company Warrants, as the case may be.

(e)   No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or their respective Affiliates shall be liable to any Person in respect of any Merger Consideration or any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share shall not have been surrendered prior to the earlier of (i) two years after the Effective Time and (ii) immediately prior to the date on which the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate or Book-Entry Share pursuant to this Article 4 would otherwise escheat to or become the property of any Governmental Authority, then any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such reasonable amount as Parent or the Paying Agent, as the case may be, may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, subject to such Person’s compliance with the exchange procedures set forth in Section 4.3(b) (other than the surrender of a Certificate), issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable with respect to the shares of Company Common Stock represented by such Certificate in accordance with this Article 4.

SECTION 4.4. Company Equity Awards and Warrants.

(a)   Treatment of Options. Immediately prior to the Effective Time, each unexpired and unexercised option to purchase shares of Company Common Stock under any Stock Plan (each, a “Company Stock Option”) shall, to the extent unvested, become fully vested and exercisable effective immediately prior to the Effective Time; provided that, any such Company Stock Option that vests based on the achievement of performance goals shall become fully vested and exercisable with respect to 100% of the total number of shares of Company Common Stock subject to such Company Stock Option: provided further that any unexpired and unexercised Company Stock Option that is an “incentive stock option” within the meaning of Section 422 of the Code, shall, to the extent unvested, become fully vested and exercisable effective no later than five Business Days prior to the Effective Time. At the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof or the parties hereto, each Company Stock Option shall be cancelled and, in exchange therefor, each former holder of any such cancelled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, a payment in cash (subject to any applicable withholding or other Taxes required by applicable Law) of an amount equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Stock Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per share subject to such Company Stock Option immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Option Payments”). No Company Stock Option that, as of immediately prior to such cancellation, has an exercise price per share that is equal to or greater than the Merger Consideration shall entitle the holder thereof to any payment with respect to such cancelled Company Stock Option. The Surviving Corporation shall instruct its payroll provider to make the Option Payments no later than two Business Days after the Closing by a payroll payment and subject to withholding, if any, as described in Section 4.8, to each holder of Employee Company Stock Options.

(b)   Termination of Stock Plans. As of the Effective Time, all Stock Plans and equity awards shall be terminated, and no further shares of Company Common Stock, Company Stock Options, restricted stock units, equity interests or other rights with respect to shares of stock of the Company shall be granted thereunder.

(c)   Treatment of Warrants. All Company Warrants issued to Oxford Finance LLC on January 6, 2017 or February 16, 2018 that are not exercised in accordance with their terms as of immediately prior to the Acceptance Time shall terminate in accordance with the terms of such Company Warrants. Prior to the Effective Time, the Company shall use reasonable best efforts to cause all holders of 2017 Company Warrants to exercise their respective 2017 Company Warrants prior to the Effective Time. Following the Effective Time, no holder of any Company Warrant shall have any right hereunder or thereunder to acquire any Company Securities or any securities in the Surviving Corporation, Parent or any of their respective Affiliates. Following the Effective Time, the Electing Warrantholders shall be entitled to receive with respect to any exercised 2017 Company Warrant an amount in respect of each share of Company Common Stock for which such 2017 Company Warrant is exercisable immediately prior to the Effective Time equal to (i) the Offer Price minus (ii) the applicable exercise price per share of such 2017 Company Warrant; provided that if the exercise price of such 2017 Company Warrant equals or exceeds the Offer Price, the amount payable in connection with such election with respect to such 2017 Company Warrant shall be zero

(d)   Board Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary and appropriate (including obtaining any required consents) to effect the transactions described in this Section 4.4, including delivering written notice (in form reasonably approved by Parent) to each holder of a Company Stock Option of the treatment of such award pursuant to this Section 4.4, in accordance with the terms of the Stock Plans and award agreements issued thereunder, and delivering any notices required in connection with the Transactions to the holders of the Company Warrants.

SECTION 4.5. Employee Stock Purchase Plan. The Company, the Company Board and the compensation committee thereof, as applicable, shall take all actions necessary to terminate the Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) and all outstanding rights thereunder as of the day immediately prior to the Acceptance Time, contingent upon the occurrence of the Closing, and to otherwise effectuate the treatment of the ESPP as contemplated in this Section 4.5. From and after the date hereof, the Company shall (a) take all actions necessary to ensure that (i) no new participants are permitted to participate in the ESPP and that participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement and (ii) except for the offering or purchase period (if any) under the ESPP that is in effect on the date hereof (the “Final Offering Period”), no offering or purchase period shall be authorized, continued or commenced following the date hereof and (b) provide notice to participants describing the treatment of the ESPP pursuant to this Section 4.5. If the Effective Time occurs during the Final Offering Period, the Final Offering Period shall terminate no later than the day immediately prior to the Acceptance Time, and the Company shall cause the exercise date applicable to the Final Offering Period to accelerate and occur on such termination date with respect to any then-outstanding purchase rights. Notwithstanding anything in this Agreement to the contrary, (x) all amounts allocated to each participant’s account under the ESPP at the end of the Final Offering Period shall thereupon be used to purchase whole shares of Company Common Stock under the terms of the ESPP for such offering period, which shares of Company Common Stock shall be cancelled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with Section 4.2(a) following the purchase of shares of Company Common Stock and (y) the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.

SECTION 4.6. Further Action. The parties agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Offer Closing without a meeting of the Stockholders, as provided in Section 251(h) of the DGCL.

SECTION 4.7. Adjustments to Prevent Dilution. Without limiting the other provisions of this Agreement, in the event that, during the period between the date hereof and the Effective Time, the number of outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock shall be changed into a different number of shares or securities or a different class, including as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer or other similar transaction, then the Offer Price, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted, without duplication, to reflect such change; provided that, in any case, nothing in this Section 4.7 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 4.8. Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any payment to be made to any Person pursuant to this Agreement any amount that Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, reasonably determines to be required to be deducted and withheld under any applicable Tax Law. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Authority, any amount so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such amount was deducted and withheld.

SECTION 4.9. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares (“Appraisal Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL shall not be converted into the right to receive Merger Consideration and shall entitle the holder only to payment for such Appraisal Shares in accordance with and to the extent provided by Section 251(h) and Section 262 of the DGCL; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then such Appraisal Shares shall automatically be deemed to have been converted as of the Effective Time into, and become exchangeable solely for the right to receive, Merger Consideration as provided in Section 4.2(a). The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct (provided, that such direction may not result in a binding obligation on the part of the Company that is effective prior to the Effective Time) all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Any cash deposited with the Paying Agent pursuant to Section 4.3(a) with respect to shares of Company Common Stock that become Appraisal Shares shall be returned to Parent upon demand therefor.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), which Company Disclosure Letter identifies the particular Section (or, if applicable, subsection) of this Article 5 to which such exception relates, (b) any disclosure contained in any other section (or, if applicable, subsection) of the Company Disclosure Letter to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is intended to qualify such other representation and warranty or (c) disclosure in the Company SEC Documents filed after December 31, 2018 and at least two Business Days prior to the date hereof, excluding, in each case, any exhibits or schedules to such Company SEC Documents, any information in the “Risk Factors” or “Forward-Looking Statements” sections thereof and any other forward-looking statements therein (it being acknowledged and agreed that clause (c) shall not apply to any representations and warranties set forth in Sections 5.1, 5.2, 5.3, 5.4, 5.5, 5.9, 5.10, 5.13 and 5.23), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 5.1. Organization. The Company is (a) a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to carry on its business as now conducted, and (c) is duly qualified or licensed to do business and (where applicable) is in good standing as a foreign corporation in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent accurate and complete copies of the Company Charter Documents as in effect on the date hereof.

SECTION 5.2. Capitalization.

(a)   The authorized capital stock of the Company consists of (i) 200,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share. At the close of business on December 5, 2019 (the “Capitalization Date”), there were (1) 120,787,771 shares of Company Common Stock issued and outstanding, (2) no shares of preferred stock outstanding, (3) no shares of Company Common Stock held by the Company in its treasury, (4) outstanding Company Stock Options to purchase an aggregate of 12,555,012 shares of Company Common Stock, (5) no shares of Company Common Stock subject to outstanding restricted stock units under the Stock Plans, (6) 4,304,114 shares of Company Common Stock reserved for issuance in respect of future awards under the Stock Plans, (7) Company Warrants to purchase an aggregate of 5,361,556 shares of Company Common Stock, (8) 447,299 shares of Company Common Stock reserved for issuance under the ESPP and (9) rights to purchase a maximum of 14,596 shares of Company Common Stock under the Final Offering Period pursuant to the ESPP. Such issued and outstanding shares of capital stock of the Company have been, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized and validly issued, fully paid and non-assessable, and free of preemptive rights. All outstanding shares of Company Common Stock, all Company Stock Options and all Company Warrants have been issued or granted, as applicable, in compliance in all material respects with applicable Law. Section 5.2(a) of the Company Disclosure Letter sets forth an accurate and complete list as of the Capitalization Date of each outstanding Company Stock Option and Company Warrant, including, as applicable, the holder, date of grant, expiration date, exercise price, vesting schedule and number of shares of Company Common Stock subject thereto, whether the Company Stock Option is intended to qualify as an “incentive stock option” under Section 422 of the Code, and the Stock Plan under which the award is granted. From the close of business on the Capitalization Date to the date of this Agreement, the Company has not issued any shares, or any other capital stock of Company Securities, except upon the exercise of the Company Stock Options or the Company Warrants, in each case outstanding as of the close of business on the Capitalization Date and as disclosed in this Section 5.2(a) of the Company Disclosure Letter.

(b)   Other than the Company Common Stock, there are no outstanding bonds, debentures, notes, other indebtedness or securities of the Company having the right to vote (or, other than the outstanding Company Stock Options, Company Warrants or purchase rights under the ESPP), convertible into or exchangeable or exercisable for, securities having the right to vote on any matters on which the Stockholders may vote. Except as set forth in this Section 5.2, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation (including under any stockholder rights plan or other arrangement commonly referred to as a “poison pill”) of the Company to issue, any capital stock or other voting securities, or ownership interests in, or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities, or ownership interests in, the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock or other voting securities of, or ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as “Company Securities”). There are no outstanding contractual obligations of the Company of any kind to redeem, purchase or otherwise acquire any Company Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party relating to the voting or disposition of any Company Securities or granting to any Person or group of Persons the right to elect, or to designate or nominate for election, a director to the Company Board.

SECTION 5.3. Authorization; No Conflict.

(a)   The Company has the requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and the Stockholders, (ii) approved and declared advisable this Agreement and the Transactions, (iii) resolved, subject to Section 7.8, to recommend acceptance of the Offer and adoption of this Agreement by the Stockholders and (iv) to the extent necessary, adopted a resolution having the effect of causing this Agreement and the Transactions not to be subject to any Takeover Provision that might otherwise apply to the Transactions. As of the date hereof, none of the foregoing resolutions of the Company Board have been amended, rescinded or modified. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, is enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and equitable principles of general applicability (the “Bankruptcy and Equity Exception”). Assuming the Transactions are consummated in accordance with Section 251(h) of the DGCL, no stockholder votes or consents are necessary to authorize this Agreement or to consummate the Transactions.

(b)   None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions, or compliance by the Company with any of the provisions herein will (i) result in a violation or breach of, contravene or conflict with the Company Charter Documents, (ii) assuming compliance with the matters referred to in Section 5.3(c), conflict with or result in a violation or breach of any applicable judgment, ruling, order, writ, injunction or decree of any Governmental Authority (“Judgment”) or any provision of any applicable statute, code, decree, law, ordinance, rule, regulation or order of any Governmental Authority (“Law”), (iii) assuming compliance with the matters referred to in Section 5.3(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled under any provision of any Contract binding upon the Company or any Authorization affecting, or relating in any way to, the assets or business of the Company or (iv) result in the creation or imposition of any Lien on any asset of the Company, except in the case of each of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing by or with, any Governmental Authority, except for (i) filing the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings pursuant to the HSR Act and applicable foreign competition and antitrust Laws (collectively, “Antitrust Laws”), if any, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other United States state or federal securities Laws, (iv) compliance with any NASDAQ rules; and (v) actions or filings the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 5.4. No Subsidiaries. The Company does not have, and has not had in the past seven years, any Subsidiaries.

SECTION 5.5. SEC Documents.

(a)   Since January 1, 2017, the Company has filed with or furnished to the SEC all forms, reports, schedules, statements, prospectuses, registration statements, definitive proxy statements and other documents (collectively, including all exhibits thereto and information incorporated by reference therein, the “Company SEC Documents”) required to be filed by the Company with or furnished by the Company to the SEC in a timely manner. As of their respective filing dates (and as of the date of any amendment or supplement thereto), (i) each Company SEC Document complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the respective rules and regulations of the SEC promulgated thereunder and the applicable requirements of NASDAQ, in each case, applicable to such Company SEC Documents, and, (ii) except to the extent that information contained in such Company SEC Documents has been revised, amended, modified, or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, the Company SEC Documents when filed or furnished pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)   The Company has established, has maintained and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act of 2002.

(c)   The Company has established, has maintained and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act): (i) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP; (ii) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (iii) that provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and (iv) that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

(d)   The Company is, and since January 1, 2017 has been, in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ, and is, and since January 1, 2017 has been, in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC. There are no outstanding loans or other extension of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. Since January 1, 2017, neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) any material deficiencies or weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a role in internal controls or (iii) any claim or allegation regarding any of the foregoing.

(e)   The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off balance sheet arrangements (as defined in Item 303(a) of Regulation S-K under the Securities Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(f)    The Company has made available to Parent accurate and complete copies of all material correspondence since January 1, 2017 through the date hereof between the SEC, on the one hand, and the Company, on the other hand, including comment letters from the staff of the SEC relating to the Company SEC Documents containing unresolved comments and all written responses of the Company thereto. To the knowledge of the Company, as of the date hereof, no Company SEC Document is the subject of ongoing review, comment or investigation by the SEC. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Document.

SECTION 5.6. Company Financial Statements.

(a)   The consolidated financial statements (including, in each case, any related notes and schedules thereto) (collectively, the “Company Financial Statements”) of the Company contained in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved and present fairly in all material respects the consolidated financial position and the consolidated results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rule and regulations of the SEC).

(b)   The Company has no material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in any such material liability or obligation, except liabilities or obligations that (i) are accrued or reserved against in the most recent Company Financial Statements included in the Company SEC Documents filed prior to the date hereof or are reflected in the notes thereto, (ii) are incurred in the ordinary course of business consistent with past practice since the date of such Company Financial Statements, (iii) are performance or compliance obligations under the terms of any Contract to which the Company is a party or by which it is bound (and do not arise from any failure by the Company to perform or comply with such Contract) and that has been made available to Parent or (iv) are incurred in connection with the Transactions.

SECTION 5.7. Absence of Material Adverse Effect. Since December 31, 2018 through the date of this Agreement, the Company has conducted its business in the ordinary course of business consistent with past practice and there has not been or occurred:

(a)   any event, condition, change, occurrence or development of a state of facts, individually or in the aggregate with all other events, conditions, changes, occurrences or developments of a state of facts, that has had, or would reasonably be expected to have, a Company Material Adverse Effect; or

(b)   any event, condition, action or occurrence that, if taken during the period from the date hereof through the Effective Time without Parent’s consent, would constitute a breach of any of the covenants in clauses (i) through (vi), (xiii), (xv), (xvii), (xviii), (xxiii) and (xxv) (solely as relates to the foregoing) of Section 7.1(b).

SECTION 5.8. Proceedings. There are no suits, claims, actions, proceedings, arbitrations, mediations, investigations, litigation, hearings, demands, or informal inquiries or requests by subpoena for documents (“Proceedings”), pending or, to the knowledge of the Company, threatened, against or affecting the Company or any present or former officer, director or employee of the Company in such individual’s capacity as such, and the Company is not subject to any outstanding Judgment, in each case, that would reasonably be expected to be, individually or in the aggregate, material to the Company, taken as whole.

SECTION 5.9. Information Supplied. None of the information with respect to the Company supplied or to be supplied by or on behalf of the Company for inclusion in the Offer Documents will, at the time of the filing of, at the time of any amendment of or supplement to, or at the time of any publication, distribution or dissemination of, the Offer Documents, and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Schedule 14D-9, and at the time of the consummation of the Offer, the Schedule 14D-9 (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 5.9 will not apply to statements or omissions included or incorporated by reference in the Schedule 14D-9 based upon information supplied to the Company by Parent or Merger Sub or any of their Representatives specifically for inclusion therein.

SECTION 5.10. Broker’s or Finder’s Fees. Except for Centerview Partners LLC, no agent, broker, investment banker, finder, Person or firm acting on behalf of the Company or under the Company’s authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from the Company or any of its Affiliates in connection with any of the Transactions.

SECTION 5.11. Employee Plans.

(a)   Section 5.11(a) of the Company Disclosure Letter sets forth an accurate and complete list of all material Company Employee Benefit Plans.

(b)   With respect to each material Company Employee Benefit Plan, the Company has made available to Parent an accurate and complete copy of: (i) each plan document, including all amendments thereto, and all related trusts; (ii) the current summary plan description, including any material modifications; (iii) the most recent determination letter (or if applicable, advisory or opinion letter) from the Internal Revenue Service, if any, and any pending applications for a determination or opinion letter; and (iv) all notices or other non-routine written correspondence regarding such Company Employee Benefit Plan between a plan fiduciary, the Company, or any ERISA Affiliate and the Internal Revenue Service, Department of Labor, Pension Benefit Guarantee Corporation, or other Governmental Authority.

(c)   Each Company Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been the subject of a favorable and up-to-date determination, advisory or opinion letter from the Internal Revenue Service on which the Company is entitled to rely, and no event has occurred, no condition, facts or circumstances exist that would reasonably be expected to cause the loss of such qualification or the imposition of material liability, penalty or Tax under ERISA, the Code or other applicable Law. All assets of the Company Employee Benefit Plans consist of cash or actively traded securities.

(d)   Each Company Employee Benefit Plan has been operated, established, maintained and administered in all material respects in accordance with its terms and with all provisions of ERISA, the Code and other applicable Laws.

(e)   The Company has not engaged in any non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, and, to the knowledge of the Company, no such prohibited transaction has occurred with respect to any Company Employee Benefit Plan. No fiduciary, within the meaning of Section 3(21) of ERISA, has breached his or her fiduciary duty with respect to a Company Employee Benefit Plan or otherwise has any liability in connection with any acts taken (or failed to be taken) with respect to the administration or investment of the assets of any Company Employee Benefit Plan.

(f)    No Company Employee Benefit Plan is (i) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or (v) any health or other welfare arrangement that is self-insured, and neither the Company nor any ERISA Affiliate of the Company has ever sponsored, maintained, contributed to, been required to contribute to, or had any obligations or incurred any liability under any plan described in the foregoing clauses (i) through (v). No Company Employee Benefit Plan is or has ever been, or currently funds or has ever been funded by, a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code or other funding arrangement for the provision of welfare benefits.

(g)   The Company does not offer, nor does the Company have any liability or obligation to provide, life, health or medical benefits or insurance coverage to any individual, or to the dependent of any individual, for any period extending beyond the termination of the individual’s employment, except to the extent required by the Consolidated Omnibus Budget Reconciliation Act of 1985 or similar provisions of state Law for which the individual pays for the full cost of coverage.

(h)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions, alone or in combination with any other event (such as a termination of employment), will (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee or other service provider of the Company, (ii) result in any payment becoming due under any Company Employee Benefit Plan, (iii) increase any benefits otherwise payable under any Company Employee Benefit Plan, (iv) except as provided in Section 4.4, result in the acceleration of the time of payment or vesting of any compensation or benefits, (v) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code, (vi) result in the triggering or imposition of any restrictions or limitations on the rights of the Company to amend or terminate any Company Employee Benefit Plan or (vii) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other Taxes, including under Section 409A or Section 4999 of the Code.

(i)     All Company Stock Options have been granted in accordance with the terms of the applicable Stock Plan. Each Company Stock Option has an exercise price that is no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code, and is otherwise exempt from Section 409A of the Code. Each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The Company has made available to Parent, accurate and complete copies of (i) each Stock Plan, (ii) the forms of standard award agreement under the Stock Plans, (iii) copies of any award agreements that materially deviate from such forms and (iv) a list of all outstanding equity and equity-based awards granted under any Stock Plan, together with the material terms thereof (including but not limited to grant date, exercise price, vesting terms, form of award, expiration date, and number of shares underlying such award). The treatment of the Company Stock Options under this Agreement does not violate the terms of the Stock Plans or any Contract governing the terms of such awards and will not cause adverse tax consequences under Section 409A of the Code.

(j)     At all times, the ESPP has qualified as an “employee stock purchase plan” under Section 423 of the Code, and all options to purchase shares under the ESPP (now outstanding or previously exercised or forfeited) have satisfied applicable Law, including the requirements of Section 423 of the Code.

(k)   No Company Employee Benefit Plan is subject to any Laws other than those of the United States or any state, county, or municipality in the United States, nor is any Company Employee Benefit Plan maintained outside of the United States or for the benefit of employees, directors, consultants or other independent contractors located outside of the United States, and the Company does not contribute to or have any obligation to contribute to any scheme, plan or arrangement mandated by a government other than the United States federal government.

(l)    Other than routine claims for benefits, no actions, investigations, suits, or claims with respect to any Company Employee Benefit Plan are pending or, to the knowledge of the Company, threatened, and there are no facts that reasonably would be expected to give rise to any such actions, suit or claims against any Company Employee Benefit Plan, any fiduciary with respect to a Company Employee Benefit Plan or the assets of a Company Employee Benefit Plan.

(m)  There has been no amendment to, or written interpretation of or announcement by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, any Company Employee Benefit Plan that would materially increase the expense of maintaining such Company Employee Benefit Plan above the level of expense incurred in respect thereof for the most recent fiscal year ending prior to the Closing Date.

(n)   For each Company Employee Benefit Plan, all contributions, premiums and payments that have become due through the date hereof have been made within the time periods prescribed by the terms of such plan and applicable Law.

SECTION 5.12. Employment Matters.

(a)   The Company is not and has never been a party to or otherwise bound by any collective bargaining agreement, Contract or other understanding with a labor union or labor organization, nor is any such Contract presently being negotiated, nor, to the knowledge of the Company, is there, nor has there been, a representation campaign or certification process with respect to any of the employees of the Company. There is no pending or, to the knowledge of the Company, threatened, labor strike, labor dispute, walkout, work stoppage, slow-down or lockout involving the Company and its employees. There are no Proceedings pending or, to the knowledge of the Company, threatened between the Company, on the one hand, and any of its employees or independent contractors or former employees or independent contractors, on the other. No review, complaint or Proceeding by any Governmental Authority or employee or independent contractor or former employee or independent contractor with respect to the Company in relation to the engagement of any individual is pending or, to the knowledge of the Company, threatened, nor has the Company received any notice from any Governmental Authority indicating an intention to conduct the same in the future.

(b)   The Company has made available to Parent an accurate and complete list of each officer and employee of the Company as of the date hereof, by job title, together with each such person’s date of hire, exempt classification status under the Fair Labor Standards Act, full-time or part-time status, immigration status, work location (identified by street address), annual base salary or wages, accrued vacation or other leave, annual target incentive or bonus compensation with respect to such person for the current fiscal year, and whether such employee is currently on a leave of absence, other than short-term absences of less than six weeks. The Company has made available to Parent an accurate and complete list of the names of each natural person who serves as an independent contractor, consultant, or other non-employee service provider of the Company who is reasonably expected to receive payments in excess of $150,000 per annum (collectively, “Contractors”) as of the date hereof, and such person’s description of services, consulting or contracting term and consulting or contracting fee.

(c)   Each of the Company’s relationships with Contractors can be terminated at any time for any reason without any amounts being owed to such individuals, other than with respect to compensation or payments accrued before the notice of termination. The Company has complied in all material respects with all Laws governing the employment of personnel by United States companies, the withholding of Taxes and the employment of non-United States nationals in the United States, including those relating to wages, hours, benefits, worker classification, labor, immigration, affirmative action, collective bargaining, discrimination, civil rights, paid sick leave, protected leave (including family, medical and parental leave), disability rights and accommodations, safety and health, workers’ compensation, the collection and payment of withholding or Social Security Taxes and similar Taxes. To the knowledge of the Company, each employee of the Company is (i) a United States citizen or lawful permanent resident of the United States or (ii) an alien authorized to work in the United States either specifically for the Company or for any United States employer. The Company has completed a Form I-9 (Employment Eligibility Verification) for each employee of the Company, and each such Form I-9 has since been updated to the extent required by applicable Laws and is correct and complete in all material respects as of the date hereof. The Company is not, nor in the three years prior to the date of this Agreement has the Company been, a government contractor. All employees of the Company are employed in the United States, and all of the terms and conditions of their employment are governed exclusively by Law of the United States or a State thereof and not the Law of any other jurisdiction.

(d)   The Company has not experienced a “plant closing” or “mass layoff” as defined in the WARN Act affecting any site of employment of the Company or one or more facilities or operating units within any site of employment or facility of the Company, and, during the 90-day period preceding the date hereof, no employee of the Company has suffered an “employment loss,” with respect to the Company as defined in the WARN Act.

(e)   To the knowledge of the Company, no employee of the Company or any Contractor is a party to, or is otherwise bound by, any agreement or arrangement with any third party including any confidentiality or non-competition agreement, that in any way prohibits, adversely effects or restricts the performance of such employee’s or such Contractor’s duties to the Company. Each current and former employee of the Company and each current and former Contractor has executed a binding and enforceable nondisclosure and assignment-of-rights agreement for the benefit of the Company vesting all rights in work product created by the employee or Contractor during the employee’s employment or the Contractor’s affiliation with the Company.

(f)    The Company has, or will have no later than the Closing Date, paid all accrued salaries, bonuses, commissions, wages, severance and accrued vacation pay of the employees of the Company due to be paid through the Closing Date.

(g)   The Company has properly classified, pursuant to the Code and any other applicable Laws, all Contractors used by the Company during the six year period immediately preceding the date hereof. The Company does not have any “leased employees” within the meaning of Section 414(n) of the Code.

(h)   No written, or to the knowledge of the Company, oral allegations of sexual harassment have been made against any officer or employee of the Company. The Company has not entered into any settlement agreements related to allegations of sexual harassment or misconduct by an officer or employee of the Company.

SECTION 5.13. Opinion of Financial Advisor. The Company Board has received the opinion of Centerview Partners LLC that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price to be paid to the holders of Company Common Stock (other than Excluded Shares and shares of Company Common Stock held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall provide a copy of such written opinion to Parent solely for informational purposes promptly after receipt thereof by the Company.

SECTION 5.14. Taxes.

(a)   All income Tax Returns and all other material Tax Returns required to be filed with respect to the Company have been timely filed when due (taking into account any valid extensions of the applicable due date). All Tax Returns filed by or with respect to the Company are accurate and complete in all material respects. All material Taxes of the Company that are due have been paid in full, and the Company has made adequate provision in accordance with GAAP for all accrued material Taxes not yet due. There are no Liens on any of the assets, rights or properties of the Company with respect to Taxes, other than Permitted Liens. No extension or waiver of the statute of limitations with respect to the time to assess Taxes of the Company has been granted, which grant remains in effect, or has been requested where such request remains currently pending.

(b)   No material deficiencies have been asserted against the Company as a result of examinations by any taxing authority and no issue has been raised by any examination conducted by any taxing authority that, by application of the same principles, would reasonably be expected to result in a material proposed deficiency for any other period not so examined which deficiency (or deficiencies), in either case, is not (or are not) adequately reserved for in the most recent Company Financial Statements. Any material deficiency resulting from any audit or examination relating to Taxes of the Company by any taxing authority has been paid or (i) is being contested in good faith and in accordance with applicable Law and (ii) is adequately reserved for on the balance sheets contained in the Company Financial Statements in accordance with GAAP.

(c)   There is no material audit, examination or other proceeding (including any refund litigation, deficiency, proposed adjustment or other matter in controversy) now pending or, to the knowledge of the Company, threatened against or with respect to the Company in respect of any amount of Taxes or any Tax Return.

(d)   The Company has not been a party to a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or any similar transaction under any corresponding provision of state, local or foreign Law.

(e)   The Company has not ever entered into any joint venture, partnership or other arrangement that could reasonably be treated as a partnership for United States federal, state, local, or foreign Tax purposes.

(f)    The Company is not a party to any Tax Sharing Agreement.

(g)   No claim has been made by any Governmental Authority in a jurisdiction in which the Company does not file a Tax Return to the effect that the Company is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(h)   The Company will not be required to include any material item of income in, or to exclude any material item of deductions from, taxable income for any Tax period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a Tax period (or portion thereof) ending prior to the Closing, (ii) closing agreement as described in Section 7121 of the Code executed prior to the Closing, (iii) change in method of accounting adopted prior to the Closing, (iv) open transaction disposition entered into prior to Closing, (v) prepaid amount received prior to Closing or (vi) application of Sections 951, 951A, 956, 965 of the Code or any related provisions applicable to controlled foreign corporations under federal, state, local or any foreign Tax Law. The Company has not made an election under Section 965(h) of the Code.

(i)     The United States federal income Tax Returns of the Company have been examined by and settled with the IRS or have been closed by virtue of the expiration of the relevant statute of limitations for all taxable periods ending on or before January 1, 2017.

(j)     The Company has not entered into a closing agreement pursuant to Section 7121 of the Code or any material closing agreement under any similar provision of state, local or foreign applicable Law that would have effect after this Closing. There is no request for a private letter ruling, technical advice memorandum or similar document with respect to the Company now pending with the IRS. The Company has made available to Parent accurate and complete copies of all private letter rulings, technical advice memoranda and similar documents received by the Company from the IRS since its formation.

(k)   The Company has not been a member of an affiliated group filing a consolidated United States federal income Tax Return (other than a group the common parent of which was the Company). The Company has not been notified in writing that it will be required to incur any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), by contract or as a transferee or successor.

(l)     The Company has duly and timely withheld, collected, remitted and reported to the proper Governmental Authorities all material Taxes required to have been withheld, collected, remitted or reported and complied with all information collection and record maintenance provisions in relation thereto under applicable Tax Law.

(m)   The Company has not constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock purported to or intended to be governed by Section 355 or 361 of the Code within the three years prior to the date of this Agreement.

(n)   As of January 31, 2019, there is no limitation on the availability or use of any carryforward of net operating loss, Tax credit or other Tax attribute as a result of the application of Sections 382 or 383 of the Code (or similar provision of state, local or foreign Tax Law) other than any such limitation arising as a result of the Transactions.

(o)   For purposes of this Section 5.14, all representations and warranties made with respect to the Company are equally made with respect to any predecessor entity with respect to which the Company is a successor under applicable Tax Law.

SECTION 5.15. Environmental Matters.

(a)   Except as has not had, or would reasonably be to not have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                 The Company is and has at all times for the past five years been in compliance with all applicable Environmental Laws. There are no pending or, to the knowledge of the Company, threatened, Proceedings, Judgments, requests for information, or notices relating to the Company or any property currently or formerly leased, operated or used by the Company, alleging non-compliance with or liability under any Environmental Law.

(ii)              There has been no release by the Company, or for which the Company would reasonably be expected to be liable by Contract or by operation of Law, of any Hazardous Substance at, under, from or to any facility or real property currently or formerly owned, leased or operated by the Company. The Company has not generated, treated, stored, disposed of, arranged for, transported, released, or otherwise handled any Hazardous Substances in a manner that might give rise to any liability under any Environmental Laws.

(iii)            The Company has not assumed, undertaken or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

(b)   The Company has made available to Parent all Phase I and Phase II reports and other material environmental, occupational health and safety, or industrial hygiene records and assessments, including all reports, analyses or modelling of risk of accidental or catastrophic releases of any Hazardous Substances required under Environmental Laws, environmental remedial and investigation reports, brownfields agreements, environmental sampling reports, environmental compliance audits, and environmental permits, that are in the possession or custody of the Company, or under its reasonable control.

SECTION 5.16. Compliance.

(a)   The Company is, and, to the knowledge of the Company, its Collaboration Partners are, and since January 1, 2017 have been, in material compliance with all Laws applicable to the Company or by which any of their respective properties or other assets or any of their businesses or operations are bound. Since January 1, 2017, neither the Company nor, to the knowledge of the Company, its Collaboration Partners, have received any notice or other communication from any Governmental Authority of any material violation or any investigation with respect to any such Law.

(b)   The Company possesses all material registrations, licenses, franchises, permits, exemptions, clearances, certificates, approvals, consents and authorizations, and supplements or amendments to the foregoing (collectively, “Authorizations”) from Governmental Authorities, or required by Governmental Authorities to be obtained, in each case, necessary for the lawful conduct of their respective businesses as now conducted. (i) All such Authorizations are in full force and effect, (ii) the Company are in compliance in all material respects with the terms of all Authorizations and (iii) since January 1, 2017, the Company has not received notice to the effect that a Governmental Authority was considering the amendment, termination, revocation or cancellation of any Authorization. The consummation of the Transactions, in and of itself, will not cause the revocation, termination or cancellation of any Authorization, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 5.17. Intellectual Property.

(a)   Section 5.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of all (i) issued Patents and pending Patent applications, (ii) Trademark registrations and applications, (iii) domain name registrations and applications (both gTLDs and ccTLDs), and (iv) Copyright registrations and applications that are owned (wholly or jointly with others) by the Company (collectively, “Company Registered IP”). For each item of Company Registered IP, Section 5.17(a) of the Company Disclosure Letter sets forth an accurate and complete list of: (1) all jurisdictions in which such Intellectual Property is registered, issued or granted or have been applied for (2) all registration, issuance and grant, serial and application numbers, as applicable and (3) the legal (and, if different, record) owner(s) thereof and, if co- or jointly-owned, all co- or joint-owner(s) and (4) all filing, registration, issuance and grant dates, as applicable. All Company Registered IP (other than pending applications) is valid, enforceable, subsisting and in full force and effect and all Company Registered IP that is the subject of a pending application is subsisting and in full force and effect.

(b)   None of the material Owned Company Intellectual Property has been, in the three years prior to the date of this Agreement, or is the subject of any pending Proceeding, to the knowledge of the Company, none of the material Non-Owned Company Intellectual Property has been, in the three years prior to the date of this Agreement, or is the subject of any pending Proceeding, and, to the knowledge of the Company, none of the material Company Intellectual Property has been, in the three years prior to the date of this Agreement, or is the subject of any threatened Proceeding (including, in each case, as applicable, with respect to Patents, inventorship challenges, post grant review proceedings, inter partes review proceedings, derivation proceedings, interferences, reissues, reexaminations and oppositions, and, with respect to Trademarks, invalidity, nullity, opposition, cancellation, concurrent use or similar Proceeding), in each case, other than routine examination proceedings with respect to pending applications. No material Owned Company Intellectual Property and, to the knowledge of the Company, no material Non-Owned Company Intellectual Property has been in the three years prior to the date of this Agreement or is currently the subject of any Judgment restricting the Company’s rights in, to and under such Company Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope or effectiveness of any such Company Intellectual Property or triggering any additional payment obligations with respect to any such Company Intellectual Property, in each case, other than routine office actions issued in the ordinary course of prosecution of pending applications.

(c)   (i) The Company (1) held all right, title, and interest, including the right to claim priority, in and to the Patents within the Owned Company Intellectual Property at the time such Patents were filed, and (2) is the sole and exclusive owner of all Owned Company Intellectual Property; (ii) all Owned Company Intellectual Property and, to the knowledge of the Company, all Exclusively Licensed Intellectual Property, in each case, is free and clear of all Liens, except for Permitted Liens and, for clarity with respect to the Exclusively Licensed Intellectual Property, except for the terms of the license agreement granting to the Company an exclusive license to use or practice under such Exclusively Licensed Intellectual Property; and (iii) the Owned Company Intellectual Property and the Exclusively Licensed Intellectual Property constitute all of the Intellectual Property that is material and necessary to operate and conduct the business of the Company as such business is currently operated and conducted and as such business is currently contemplated to be operated and conducted with respect to the Company Products.

(d)   Except as listed in Section 5.17(d) of the Company Disclosure Letter, the Company is not a party to any Contract with any Third Party that materially limits or restricts use of the Company Intellectual Property by the Company or that requires any payments by the Company for such use. Except as listed in Section 5.17(d) of the Company Disclosure Letter, the Company has not entered into any Contract granting another Person, or permitting another Person to retain, with respect to any Owned Company Intellectual Property, the right (i) to bring any infringement or other enforcement actions with respect to, or otherwise to enforce, any such Owned Company Intellectual Property, (ii) to defend any claim of infringement arising from the practice or other exploitation of any such Owned Company Intellectual Property (or pursuant to which the Company expressly agrees to indemnify any Person against any such claim) or (iii) to control the prosecution of any such Owned Company Intellectual Property.

(e)   To the knowledge of the Company, there has been no unauthorized use, or infringement, misappropriation or other violation, by any Third Party of any Company Intellectual Property.

(f)   The conduct of the business of the Company as such business has been conducted in the three years prior to the date of this Agreement, as it currently is being conducted, or it currently is contemplated to be conducted, including with respect to the Company Products, has not, does not presently and will not (including, from and after any such Company Product is commercialized) infringe, misappropriate or otherwise violate any Intellectual Property of any Third Party. The Company has not received any written notice from any Third Party (including any unsolicited written offer to license such Third Party’s Intellectual Property or any request for indemnification) claiming or alleging infringement, misappropriation or other violation by the Company or any of its licensees of such Third Party’s Intellectual Property.

(g)   All issuance, renewal, maintenance and other payments that have become due with respect to Owned Company Intellectual Property and, to the knowledge of the Company, with respect to any Exclusively Licensed Intellectual Property, in each case, have been timely paid in full. All documents and other material required to be filed with the applicable Intellectual Property office or registrar with respect to the Owned Company Intellectual Property and, to the knowledge of the Company, with respect to any Exclusively Licensed Intellectual Property, in each case, for the purposes of maintaining such Company Intellectual Property, have been filed in a timely manner. Each of the Patents that is Owned Company Intellectual Property and, to the knowledge of the Company, each of the Patents that is Exclusively Licensed Intellectual Property properly identifies each inventor of the claims thereof as determined in accordance with the applicable Law of the jurisdiction in which such Patent is issued or is pending.

(h)   The Company has taken commercially reasonable measures to protect, preserve and maintain the secrecy and confidentiality of all Know-How and all other confidential and non-public data and other information included within the Owned Company Intellectual Property.

(i)    The Company has (i) caused each Person who was or is involved in the creation or development of any Intellectual Property as an employee of, or Contractor to, the Company to execute a binding and enforceable agreement which includes provisions sufficient to ensure that the Company is the exclusive owner of any and all of such Intellectual Property created or developed by such Person within the scope of or resulting from his or her employment with the Company or, in the case of such Contractor, from the services such Contractor performs for the Company and (ii) caused all employees and other Persons (who are not otherwise bound by confidentiality and nondisclosure obligations to the Company by operation of law) with access to any non-public Company Intellectual Property to execute a binding confidentiality agreement that includes customary confidentiality terms and restrictions on use sufficient to protect the proprietary interests of the Company with respect to such Company Intellectual Property. No current or former employee of, or Contractor to, the Company owns any right, title, or interest in or to any Intellectual Property created or developed by such employee or Contractor during his or her employment or other engagement with the Company, and the Company has not received any written notice or claim to the contrary. To the knowledge of the Company, there has been no unauthorized disclosure of any non-public Company Intellectual Property to any employee or other Person who has not executed a binding confidentiality agreement or is otherwise bound by confidentiality and nondisclosure obligations to the Company by operation of law, as described in clause (ii) of this Section 5.17(i).

(j)    To the knowledge of the Company, the Company has complied with any and all obligations to the extent applicable pursuant to the Patent and Trademark Law Amendments Act, 35 U.S.C. §200-212, or other similar obligations under the Laws of any jurisdiction, including with respect to any Patents that are part of the Company Intellectual Property. No Owned Company Intellectual Property has been developed or otherwise obtained, in whole or in part, through the use of funding or other resources of any Governmental Authority or institution of higher learning.

(k)   Section 5.17(k) of the Company Disclosure Letter sets forth an accurate and complete list of (i) all licenses, sublicenses, rights, interests and options granted by the Company to any Third Party with respect to any Company Intellectual Property (including coexistence agreements, prior rights agreement, rights of first refusal, rights of last refusal, covenants not to sue, immunities from suit and rights to indemnification), other than non-disclosure agreements or non-material and non-exclusive licenses granted by the Company to advertising agencies, vendors and other similar contractors in the ordinary course of business consistent with past practices, and (ii) all licenses, sublicenses, rights, interests and options granted by any Third Party to the Company with respect to any Intellectual Property material to the business of the Company or applicable to any Company Product, in each case (in respect of the foregoing (i) and (ii)), other than (x) licenses to generally commercially available software licensed pursuant to a standard “off-the-shelf” or “shrink wrap” or “click wrap” agreements and (y) non-material agreements in which the grants of rights to use Intellectual Property are incidental to and not material to performance under the agreement.

(l)    None of the execution and delivery of this Agreement, the consummation of the Transactions, or the performance by the Company of its obligations hereunder conflict or will conflict with, alter or impair any of the Company’s rights in, to and under any Company Intellectual Property or the validity, enforceability, use, right to use, ownership, registration, right to register, priority, duration, scope, or effectiveness of any such Company Intellectual Property.

SECTION 5.18. Material Contracts.

(a)   Section 5.18(a) of the Company Disclosure Letter contains an accurate and complete list of the following Contracts to which the Company is a party or by which it is bound as of the date hereof (each such Contract, whether or not set forth in such section of the Company Disclosure Letter together with each Contract required to be listed in Section 5.17(k) of the Company Disclosure Letter and each Contract required to be filed by the Company as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), a “Material Contract”):

(i)             each Contract (1) relating to the employment of, or the performance of services by, any director or employee or any consultant, reasonably expected to receive payments in excess of $150,000 per annum, (2) the terms of which obligate or may in the future obligate the Company to make any severance, termination or similar payment to any current or former employee or (3) pursuant to which the Company may be obligated to make any bonus or similar payment to any current or former employee or director;

(ii)            each Contract (1) materially limiting the freedom or right of the Company (or, after the Acceptance Time, Parent or any of its Affiliates) to engage in any line of business or compete with any other Person in any geographic area, (2) containing any “most favored nations” terms and conditions (including with respect to pricing) or exclusivity obligations, (3) granting any right of first refusal, right of first offer, right of negotiation or similar right with respect to any material assets or business of the Company, or (4) containing any other term, condition or clause that individually or in the aggregate, limits or purports to limit in material respect the ability of the Company to own, operate, manufacture, sell, distribute, pledge or otherwise dispose of any material assets or business of the Company (or, after the Acceptance Time, Parent or its Affiliates);

(iii)           each Contract that provides for indemnification (or reimbursement or advancement of legal fees or expenses) of any current or former officer, director or employee of the Company;

(iv)           each Lease under which the Company leases, subleases or licenses any real property (whether as lessor or lessee);

(v)            any other Contract, other than disclosed pursuant to any other clause of this Section 5.18, requiring the payment by or to the Company of more than an aggregate of $250,000;

(vi)           each Contract for (1) the disposition of any material assets or business of the Company, (2) the acquisition, directly or indirectly, of a material portion of the assets or business of any other Person (whether by merger, sale of stock or assets or otherwise) or (3) related to any disposition or acquisition of material assets or business of the Company that contains continuing representations, covenants, indemnities or other obligations (including “earn out” or other contingent payment obligations);

(vii)          each Contract for any joint venture, partnership, strategic alliance, collaboration, material research or development project or similar arrangement;

(viii)         each Contract relating to Company Product ARQ-531 and each material Contract relating to Company Products ARQ-092 (miransertib), ARQ-751 or ARQ-087 (derazantinib), in each case, (1) that relates to the research, testing, clinical trial, development, commercialization, manufacture, marketing, importation, exportation, sale, distribution, supply or license of such Company Product or (2) under which clinical, pre-clinical or non-clinical data relating to such Company Product is or may be generated;

(ix)           each Contract (other than trade debt incurred in the ordinary course of business consistent with past practice) related to indebtedness for borrowed money or any guarantees thereof or the granting of Liens over the property or assets of the Company;

(x)            each Contract under which the Company has, directly or indirectly, made any loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company and other than investments in marketable securities in the ordinary course of business consistent with past practice);

(xi)           each Contract containing a standstill of the Company to a Third Party or of a Third Party to the Company that does not terminate in accordance with its terms in connection with the execution of this Agreement;

(xii)          each Contract with any Governmental Authority; and

(xiii)         each stockholders’, investor rights, registration rights, tax receivables or similar or related Contract or any Contract relating to the exercise of any voting rights with respect to any Company Securities.

(b)   Each of the Material Contracts is legal, valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company, subject to the Bankruptcy and Equity Exception. The Company is not in default under any Material Contract, nor, to the knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder by the Company party thereto. To the knowledge of the Company, no other party to any Material Contract is in default thereunder, nor does any condition exist that, with notice or lapse of time or both, would constitute a default thereunder of such other party. The Company has not received or given any notice of termination or cancellation under any Material Contract or received or given any notice of breach or default in any material respect under any Material Contract, which breach has not been cured. The Company has made available to Parent accurate and complete copies of all of the Material Contracts.

SECTION 5.19. Regulatory Matters.

(a)   All activities of the Company and, to the knowledge of the Company and to the extent relating to any Company Product, its Collaboration Partners are being, and since January 1, 2017 have been, conducted in compliance in all material respects with all applicable requirements of the FDCA, the FDA regulations promulgated thereunder, any applicable Health Care Laws, and any state or foreign Laws comparable to any of the foregoing. Neither the Company nor, to the knowledge of the Company, any of its Collaboration Partners (to the extent relating to a Company Product) has since January 1, 2017 received any notice or other written communication from the FDA, Centers for Medicare & Medicaid Services, the Department of Health and Human Services Office of Inspector General, or any other Governmental Authority, or any institutional review boards, privacy boards, data safety monitoring boards or ethics committees responsible for review, oversight, or approval of any clinical trial involving a Company Product in any jurisdiction (a “Review Board”), alleging any such violation of any Law with respect to such activities.

(b)   All animal studies or other preclinical tests performed in connection with or as the basis for any submission to the FDA or other comparable Governmental Authority, filed under an Investigational New Drug Application (“IND”) or other foreign equivalent or that the Company anticipates will be submitted to the FDA or other comparable Governmental Authority in support of any clinical investigation for the Company Products to the knowledge of the Company either (i) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice requirements contained in 21 C.F.R. Part 58 or any applicable comparable state or foreign Law (“GLP”) or (ii) involved experimental research techniques that would not be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA if so required) and have employed in all material respects the procedures and controls generally used by qualified experts in animal or preclinical study of products comparable to those being developed by the Company. The Company has complied with the applicable provisions of the Animal Welfare Act Amendments of 1976 (7 U.S.C. 2131 et seq.). Neither the Company nor, to the knowledge of the Company, any Collaboration Partner has received any notice or other communication from a Governmental Authority or a Review Board requiring the termination or suspension or material modification of any preclinical study with respect to any Company Product.

(c)   Section 5.19(c) of the Company Disclosure Letter sets forth an accurate and complete listing of all human clinical trials, together with the dates and brief descriptions of such trials, previously or currently undertaken or sponsored by or on behalf of the Company or, to the knowledge of the Company, any Collaboration Partner, and any third-party investigator for whom the Company provides material or financial support for any such clinical trial, in each case, with respect to any Company Product. To the knowledge of the Company, accurate and complete copies of all material data and material reports with respect to such clinical trials have been made available to Parent. The Company has made available to Parent an accurate and complete copy of all material correspondence, meeting minutes and other material contact information between the Company and the FDA, other Governmental Authorities, or any Review Board regarding such clinical trials.

(d)   All human clinical trials with respect to any Company Product conducted by or on behalf of the Company or, to the knowledge of the Company, any Collaboration Partner have been, and are being, conducted in material compliance with the applicable requirements of the FDCA, including any applicable requirements pertaining to Good Clinical Practice, Informed Consent, Institutional Review Boards (as those terms are defined in the FDCA or its implementing regulations), all applicable requirements relating to clinical trials or the protection of human subjects contained in 21 C.F.R. Parts 50, 54, 56, and 312, as well as the International Conference on Harmonization Guideline E6, and all comparable state or foreign Laws, including filing annual and periodic reports, amendments and safety reports for the Company Products required to be made to the FDA, or any comparable Governmental Authority. Neither the Company nor, to the knowledge of the Company, any Collaboration Partner, has received any notice that the FDA, any Review Board, or any domestic or foreign Governmental Authority, has initiated, or threatened to initiate, any clinical hold or other action to suspend any clinical trial sponsored by or on behalf of the Company, any action to suspend or terminate any IND in the United States or other foreign equivalent documents sponsored by or on behalf of the Company or otherwise restrict the clinical study of any Company Product.

(e)   With respect to any clinical trial with respect to a Company Product conducted by or on behalf of the Company or, to the knowledge of the Company, any Collaboration Partner (i) in connection with or as the basis for any submission to the FDA or other comparable Governmental Authority, (ii) filed under an IND, or other foreign equivalent or (iii) that the Company anticipates will be submitted to the FDA or other comparable Governmental Authority, (A) all such clinical trials have been properly registered in compliance with all applicable Laws and (B) the results of all such clinical trials have been disclosed in accordance with such Laws, in each case, including 42 C.F.R. Part 11.

(f)    All manufacturing operations with respect to any Company Product conducted by or for the benefit of the Company or, to the knowledge of the Company, any Collaboration Partner, have been and are being conducted, as may be applicable, in accordance, in all material respects, with the FDA’s current Good Manufacturing Practice requirements for drug and biological products, as those requirements are set forth in FDA regulations at 21 C.F.R. Parts 210 and 211 or otherwise under 21 U.S.C. Section §351, and all comparable foreign Laws. In addition, the Company and, to the knowledge of the Company, each Collaboration Partner is in material compliance with all applicable registration and listing requirements set forth in 21 U.S.C. Section 360 and 21 C.F.R. Part 207 and all comparable foreign Laws with respect to each Company Product. The Company has made available to Parent copies of any and all written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or comparable state or foreign Governmental Authority relating to a Company Product.

(g)   The Company has no knowledge of (i) any adverse event that should have been reported but was not yet reported to the FDA or other Governmental Authority or Review Board with respect to the safety or efficacy of any Company Product or (ii) any scientific or technical fact or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the scientific, therapeutic or commercial viability of any Company Product in light of the particular stage of development of such Company Product and taking into account all relevant facts and circumstances at the time such facts or circumstances arose, including medical and clinical considerations, the regulatory environment and competitive market conditions.

(h)   All applications, notifications, submissions, information, claims, reports and statistics and other data and conclusions derived therefrom, utilized as the basis for, or submitted in connection with, any IND or foreign equivalent with respect to any Company Product, when submitted to the FDA or such other comparable Governmental Authority, were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other comparable Governmental Authority.

(i)     Neither the Company nor, to the knowledge of the Company, any Collaboration Partner, is currently marketing, distributing, selling or otherwise commercializing, or has ever marketed, distributed, sold or otherwise commercialized, any Company Product, whether in or outside the United States.

(j)     Neither the Company nor, to the knowledge of the Company, any Collaboration Partner, is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with or imposed by any Governmental Authority.

(k)   None of the Company, any officer, director, managing employee of the Company or, to the knowledge of the Company and to the extent relating to any Company Product, any Collaboration Partner: (i) has (1) been placed under or otherwise made subject to or (2) committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any comparable foreign Governmental Authority to invoke any similar policy; (ii) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid, TRICARE or any similar government health care program (collectively, “Federal Health Care Programs”); (iii) has been subject to, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in, debarment, exclusion, or suspension from participation in any Federal Health Care Program, or otherwise under 21 U.S.C. Section 335a or any similar Law; (iv) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act, codified at Title 42, Chapter 7, of the United States Code; (v) is currently listed on the United States General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs or the List of Excluded Individuals/Entities published by the Department of Health and Human Services Office of Inspector General; or (vi) to the knowledge of the Company, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense.

SECTION 5.20. Real Property.

(a)   The Company does not own any real property, and, since December 31, 2005, the Company has not owned any real property.

(b)   Each lease, sublease, license or any other instrument (each, a “Lease”) under which the Company leases, subleases or licenses any real property (each, “Leased Real Property”), or under which it has assigned such a lease, sublease or license, is valid and in full force and effect. To the knowledge of the Company, the Leased Real Property and its continued use, occupancy and operation as currently used, occupied and operated, does not constitute a nonconforming use under any applicable building, zoning, subdivision or similar Law applicable to the Leased Real Property, or under the applicable Lease or any restrictive covenant affecting the Leased Real Property. To the knowledge of the Company, the Company has not received any notice of any pending or threatened condemnation Proceeding with respect to any Leased Real Property, and neither the whole or any material portion of the Leased Real Property has been damaged or destroyed by fire or other casualty, which damage remains unrepaired. No Person leases, subleases, licenses or otherwise has the right to use or occupy any of the Leased Real Property other than the Company and no Person, other than the Company, is in possession of any Leased Real Property.

SECTION 5.21. Insurance. There is no material claim by the Company pending under any of the material insurance policies of the Company that are currently in effect (the “Insurance Policies”) or under policies that were previously in effect. All Insurance Policies are in full force and effect. The Company is not in breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would reasonably be expected to constitute such a breach or default under, or permit rescission or termination of, any of such Insurance Policies. No notice of rescission, cancellation, termination, nonrenewal or material modification has been received with respect to any such Insurance Policy, except for customary notices of cancellation in advance of scheduled expiration.

SECTION 5.22. Affiliate Transactions. No (i) present or former officer or director of the Company, (ii) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of five percent or more of the shares of Company Common Stock or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any of their respective properties or assets or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing since January 1, 2017.

SECTION 5.23. Takeover Provisions. Assuming the accuracy of Parent’s and Merger Sub’s representation and warranty set forth in Section 6.7, the Company Board has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Provisions are, and will be, inapplicable to the execution, delivery and performance of this Agreement, and the timely consummation of the Offer, the Merger and any other Transaction and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a Stockholder. No “fair price,” “moratorium,” “control share acquisition” or other similar Takeover Provisions or any anti-takeover provision in the Company’s certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Company Securities, the Offer, the Merger or the other Transactions.

SECTION 5.24. Assets. The Company has good and marketable title to, or good and valid leasehold interests in, all of the tangible assets reflected as owned by it on the most recent consolidated balance sheet of the Company contained in the Company SEC Documents filed prior to the date hereof (except for properties or assets that have been sold or disposed of in the ordinary course of business consistent with past practice since the date of such balance sheet) free and clear of any Liens, except for Permitted Liens.

SECTION 5.25. Books and Records. Since January 1, 2017, the books and records of the Company have been maintained in accordance with GAAP (to the extent applicable) and any other applicable Law and accounting requirements, in each case, in all material respects, and reflect only actual transactions.

SECTION 5.26. Anti-Corruption Compliance. None of the Company, any officer, director or employee of the Company or, to the knowledge of the Company, any other Representative acting at the direction of or on behalf of the Company, directly or indirectly, (a) has violated or is violating in any respect any Laws applicable to the Company concerning or relating to bribery, corruption, fraud, or improper payments, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010 (the “Anti-Corruption Laws”), (b) has made, offered, authorized, facilitated, promised any unlawful payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person for the purpose of securing an unlawful advantage, inducing the recipient to violate an official or lawful duty, reward the recipient for an unlawful advantage already given, or for any other improper purpose, even if the payment, gift or hospitality was given to (i) any Representative of any Governmental Authority, (ii) any Representative of any commercial enterprise that is owned or controlled by a Governmental Authority, including any state-owned or controlled medical facility, (iii) any Representative of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank, (iv) any Person acting in an official capacity for any Governmental Authority, enterprise, or organization identified above or (v) any political party, party official or candidate for political office (each, a “Government Official”) without an intent that the Government Official would act improperly; (c) has requested, agreed to receive, or accepted a payment, gift or hospitality from a Person if it is known or suspected that it is offered with the expectation that it will obtain a business advantage for them; (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties; (e) is, or has been, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit by any party, in connection with alleged or possible violations of any Laws that prohibit bribery, corruption, fraud, or other improper payments; or (f) received written notice from, or made a voluntary disclosure to, the United States Department of Justice, the SEC, the UK Serious Fraud Office, or any other Governmental Authority regarding alleged or possible violations of any Anti-Corruption Laws. None of the Representatives of the Company are themselves Government Officials.

SECTION 5.27. Data Protection.

(a)   Since January 1, 2017, the Company has complied in all material respects with all Laws and all published rules, policies, and procedures established by the Company related to cyber security, privacy, and/or data protection (“Data Protection and Information Security” and, any such law, a “Data Protection and Information Security Law”), including with respect to the collection, use, disclosure, transfer, safeguarding, deletion, and other processing of Personal Data by and on behalf of the Company. Since January 1, 2017, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company, the Company has provided all requisite notices and obtained all required consents that are necessary for the conduct of business as currently conducted, and the Transactions will comply in all material respects with all Data Protection and Information Security Laws.

(b)   The Company has implemented and maintains a written information security program and that includes appropriate organizational, administrative, physical and technical safeguards designed to secure any Personal Data and any IT Assets from unauthorized access, acquisition, interruption, alteration, modification, use or other processing, or any other compromise of confidentiality, integrity or availability of Personal Data or the IT Assets (any such incident, a “Security Incident”). To the knowledge of the Company, since January 1, 2017, there have not been any Security Incidents or claims related to Security Incidents.

(c)   All IT Assets used by the Company are (i) owned by the Company, (ii) currently in the public domain or otherwise available to the Company without the approval or consent of any Person or (iii) licensed or otherwise used by the Company pursuant to terms of valid, binding written agreements. The IT Assets operate and perform in a manner that permits the Company to conduct its business as currently conducted in all material respects and, to the knowledge of the Company, since January 1, 2017, no Person has gained unauthorized access to the IT Assets.

(d)   The Company is not a “covered entity” as that term is defined at 45 C.F.R. § 160.103, nor to the knowledge of the Company, is in breach of any applicable “business associate contract,” as described in 45 C.F.R. § 164.504(e), and the Company has entered into a business associate contract in all circumstances where required to do so under 45 C.F.R. § 164.502(e). Since January 1, 2017, the Company is not in violation of the applicable portions of the administrative simplification provisions of Health Insurance Portability and Accountability Act or the regulations contained in 45 C.F.R. Parts 160 and 164, if applicable.

(e)   Neither the Company nor, to the knowledge of the Company, any Third Party acting on behalf of the Company, has, since January 1, 2017, received any: (i) written notice of an investigation into compliance with, or to the knowledge of the Company, a complaint alleging non-compliance with, Data Protection and Information Security Laws; (ii) written claim for compensation for loss or unauthorized collection, processing or disclosure of Personal Data; or (iii) written notification of an application for rectification, erasure or destruction of Personal Data that is still outstanding.

SECTION 5.28. Sanctions. None of the Company, any officer, director or employee of the Company or, to the knowledge of the Company, any other Representative acting at the direction of or on behalf of the Company, is a Person that is, or is owned or controlled by Persons that are (i) the subject of any economic sanctions administered or enforced by the United States Department of Treasury’s Office of Foreign Assets Control, the United States Department of State, Her Majesty’s Treasury or any applicable prohibited party list maintained by any United States Governmental Authority, the European Union or Her Majesty’s Treasury or (ii) located, organized or resident in a country or region that is the subject of such sanctions. Since January 1, 2017, the Company has been in compliance in all material respects with all applicable export controls, economic sanctions, and antiboycott Laws and regulations.

SECTION 5.29. No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, or its respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations and warranties.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

SECTION 6.1. Organization. Each of Parent and Merger Sub is (a) a corporation duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of incorporation and (b) has all requisite corporate power and authority to carry on its business as now conducted.

SECTION 6.2. Merger Sub. Merger Sub is a wholly owned Subsidiary of Parent that was formed solely for the purpose of engaging in the Transactions. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 6.3. Authorization; No Conflict.

(a)   Each of Parent and Merger Sub has the requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a legal, valid and binding obligation of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is enforceable against Parent and Merger Sub in accordance with their respective terms, subject in each case to the Bankruptcy and Equity Exception.

(b)   None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transactions, or compliance by Parent or Merger Sub with any of the provisions herein will (i) result in a violation or breach of, contravene or conflict with the certificate of incorporation or bylaws, or similar organizational documents, of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 6.3(c), conflict with or result in a violation or breach of any applicable Judgment or any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 6.3(c), require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default or termination under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract binding upon Parent or Merger Sub or any Authorization affecting, or relating in any way to, the assets or the business of Parent and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)   The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing by or with, any Governmental Authority, except for (i) filing the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) compliance with and filings pursuant to Antitrust Laws, if any, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other United States state or federal securities Laws, (iv) compliance with any NASDAQ rules and (v) actions or filings the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 6.4. Information Supplied. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion in the Schedule 14D-9 will, at the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution or dissemination of, the Schedule 14D-9, and at the time of consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. At the time of the filing of, at the time of any amendment of or supplement to, and at the time of any publication, distribution and dissemination of, the Offer Documents, and at the time of the consummation of the Offer, the Offer Documents (a) will comply as to form in all material respects with the requirements of the Exchange Act and (b) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. For clarity, the representations and warranties in this Section 6.4 will not apply to statements or omissions included or incorporated by reference in the Offer Documents based upon information supplied to Parent by the Company or any of its respective Representatives for inclusion therein.

SECTION 6.5. Sufficient Funds. Parent has access to, and will cause Merger Sub to have, at the Acceptance Time and at the Closing, the funds necessary to consummate the Offer Closing, the Merger and the other Transactions, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration on the Closing Date, and to pay all related fees and expenses required to be paid by Parent and Merger Sub under this Agreement and aggregate amounts payable to holders of Company Stock Options and the 2017 Company Warrants.

SECTION 6.6. Proceedings. There is no Proceeding pending or, to the knowledge of Parent, threatened, against or affecting Parent or any of its controlled Affiliates that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its controlled Affiliates is subject to any Judgment that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 6.7. Ownership of Company Common Stock. Neither Parent nor any of its Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of its Affiliates has owned, beneficially or otherwise, any shares of Company Common Stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of Company Common Stock.

SECTION 6.8. Broker’s or Finder’s Fees. Except for Bank of America Merrill Lynch (or any of its Affiliates), no agent, broker, investment banker, finder, Person or firm acting on behalf of Parent or any of its Affiliates or under Parent’s or any of its Affiliates’ authority is or will be entitled to any advisory, commission or broker’s or finder’s fee or similar fee or commission or reimbursement of expenses from the Parent or any of its Affiliates in connection with any of the Transactions.

SECTION 6.9. No Other Representations or Warranties. Except for the representations and warranties made by Parent and Merger Sub in this Agreement, none of Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub, their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each of Parent and Merger Sub hereby disclaims any such other representations and warranties.

ARTICLE 7
COVENANTS

SECTION 7.1. Conduct of the Company.

(a)            During the Pre-Closing Period, except as set forth in Section 7.1 of the Company Disclosure Letter, as required by the express terms of this Agreement or applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (i) conduct its business only in the ordinary and usual course of business and consistent with past practice, (ii) use commercially reasonable efforts to preserve intact its present business organizations and assets and maintain its relationships with material Collaboration Partners and others having material business relationships with the Company, and (ii) use commercially reasonable efforts to keep available the services of their respective directors, officers, key employees and key Contractors.

(b)            Notwithstanding Section 7.1(a), except as set forth in Section 7.1(b) of the Company Disclosure Letter, as required by applicable Law or as required by the express terms of this Agreement, the Company shall not during the Pre-Closing Period, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)            sell, pledge, dispose of, assign, lease, license, sublicense, dedicate to the public, or otherwise transfer, abandon or permit to lapse, or create or incur any Lien on, any of the Company’s assets (including any Owned Company Intellectual Property), securities, properties, interests or businesses, other than (a) (except in the case of any Company Intellectual Property) sales of obsolete equipment and dispositions of marketable securities to generate cash in the ordinary course of business consistent with past practice or (b) non-exclusive grants of rights to use Company Intellectual Property that are incidental to and not material to performance under the applicable agreement, which agreement is entered in the ordinary course of business consistent with past practice, such as a clinical trial agreement or a supply agreement that the Company enters into with a supplier;

(ii)            acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) supplies and equipment in the ordinary course of business consistent with past practice, (B) capital expenditures as set forth in Section 7.1(b)(xx) to the Company Disclosure Letter or (C) as required for the Company to perform or comply with its obligations under the terms of any Contract to which the Company is a party or by which it is bound (and do not arise from any failure by the Company to perform or comply with such Contract) and that has been made available to Parent;

(iii)            merge or consolidate the Company with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(iv)          adopt or implement any stockholder rights plan or similar arrangement;

(v)           amend, waive, rescind or otherwise modify the Company Charter Documents;

(vi)          (1) split, combine or reclassify any shares of its capital stock, (2) establish a record date for, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock or (3) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any Company Securities;

(vii)          (1) issue, sell, grant, or authorize any of the foregoing actions in connection with, any Company Securities, other than the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options, Company Warrants or purchase rights under the ESPP, in each case, that are outstanding on the date hereof (or, in the case of the ESPP, made pursuant to elections in effect on the date hereof) in accordance with their terms on the date hereof; (2) amend any term of any Company Security (whether by merger, consolidation or otherwise); or (3) enter into any agreement with respect to the voting or registration of any Company Securities;

(viii)        create, incur, assume, suffer to exist or otherwise become liable (whether directly, contingently or otherwise) with respect to any indebtedness for borrowed money or guarantees thereof (including through borrowings under any of the Company’s existing credit facilities), or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company;

(ix)           make any loans, advances or capital contributions to, or investments in, any other Person, or re-invest any funds or monies in any assets or securities with a credit rating lower than those assets or securities into which such funds or monies are invested as of the date hereof, other than advances to its employees in the ordinary course of business consistent with past practice;

(x)            except as required by applicable Law or the terms of any Company Employee Benefit Plan set forth in Section 7.1(b)(x) of the Company Disclosure Letter, (1) with respect to any director, officer, employee or Contractor of the Company, (A) grant or increase any severance, change of control, retention, termination or similar pay, compensation, bonus or benefits, or amend any existing arrangement relating thereto, (B) enter into any employment, consulting, severance, retention, change in control, termination, retirement, deferred compensation or other similar agreement (or amend or terminate any such existing agreement) or (C) pay any compensation or benefit not provided for under any Company Employee Benefit Plan; (2) establish, adopt or amend (except as required by applicable Law) any Company Employee Benefit Plan, including any collective bargaining agreement; (3) recognize any new union, works council or similar employee representative with respect to any such individual; (4) enter into any trust, annuity or insurance Contract or similar agreement or take any other action to fund or otherwise secure the payment of any compensation or benefit; (5) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider for any Tax incurred by such service provider, including under Section 409A or Section 4999 of the Code; or (6) hire or engage the services of any individual as a director, officer, employee or Contractor (other than to replace any such Person whose employment or engagement with the Company terminates; provided that such individual hired or engaged is provided salary, bonuses and benefits by the Company at a level substantially comparable to that provided to such Person whose employment or engagement with the Company was terminated) or terminate the service of any such Person other than for “Cause” (as defined in Section 7.1(b)(x) of the Company Disclosure Letter or the applicable agreement or plan providing for severance benefits to such individual, if any);

(xi)           commence any offering or offering period under the ESPP;

(xii)          grant, amend or modify, or exercise any discretionary authority to accelerate the vesting of, any awards under any Stock Plan;

(xiii)         (1) forgive any loans to directors, officers, employees or any of their respective Affiliates or (2) enter into any transactions or Contracts with any Affiliates or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(xiv)         waive, release, pay, discharge or satisfy any material liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with the terms thereof;

(xv)           make any material change in the Company’s methods of accounting, except as required by GAAP, Regulation S-X of the Exchange Act or applicable rules and regulations of the SEC;

(xvi)          make, change or rescind any material Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any income or other material Tax Returns except to the extent otherwise required by Law, extend the statute of limitations with respect to any income or other material Tax Return, enter into any closing agreement with respect to a material Tax, settle or compromise any material Tax claim, audit or assessment, or surrender any right to claim a material Tax refund;

(xvii)        write up, write down or write off the book value of any assets, in the aggregate, except in accordance with GAAP consistently applied;

(xviii)       compromise, settle, or offer or propose to settle, any Proceeding or other claim (except with respect to immaterial routine matters in the ordinary course of business consistent with past practice that involve the payment of monetary damages in aggregate not in excess of $100,000 and do not (1) include any other obligation to be performed by, or limitation upon, the Company, Parent, Merger Sub or their Affiliates that is, individually or in the aggregate, material to the Company, Parent, Merger Sub or their Affiliates; or (2) result in any (A) imposition of equitable relief on, or the admission of wrongdoing by, the Company or (B) actual or potential violation of any Law);

(xix)          (1) terminate, cancel, assign, renew or agree to any material amendment of, change in or waiver under any Material Contract, (2) enter into any Contract that, if existing on the date hereof, would be a Material Contract or (3) amend or modify any Contract in existence on the date hereof that, after giving effect to such amendment or modification, would be a Material Contract;

(xx)           incur or authorize any capital expenditures or any obligations or liabilities in respect thereof except as set forth in Section 7.1(b)(xx) to the Company Disclosure Letter;

(xxi)         convene any regular or special meeting (or any adjournment or postponement thereof) of the Stockholders other than, to the extent required by applicable Law or a Judgment of a court of competent jurisdiction, an annual meeting of stockholders for purposes of election of directors, ratification of the Company’s auditors and other routine matters; provided that the Company shall use its commercially reasonable efforts to oppose any Stockholder proposal presented at any such meeting (provided, for the avoidance of doubt, that such efforts shall not require the directors of the Company to take any action that would reasonably be expected to result in a breach of their fiduciary duties under applicable Law);

(xxii)         fail to keep in full force and effect the Insurance Policies or replacement or revised provisions providing insurance coverage in a manner consistent with past practice with respect to the assets, operations and activities of the Company as are currently in effect;

(xxiii)        (1) extend, amend, condition, restrict, waive, cancel, abandon, withdraw, fail to renew, permit to lapse, modify or otherwise alter any rights in or to any Company Intellectual Property in a manner that is materially adverse to the Company, (2) fail to diligently prosecute any material Patent application or to maintain any issued Patent, in each case, owned by the Company or fail to diligently prosecute any application for or to maintain any material Company Intellectual Property as to which the Company controls the prosecution or maintenance thereof, as applicable, (3) fail to renew (to the extent renewable at the option of the Company) or to terminate any Contract under which material Company Intellectual Property is licensed to the Company, or (4) disclose to any Third Party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret of the Company that is included in the Company Intellectual Property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a Patent application filed by the Company or in connection with any required regulatory filing;

(xxiv)     (1) commence any clinical study of which Parent has not been informed prior to the date of this Agreement, (2) unless mandated by any Governmental Authority, discontinue, terminate or suspend any ongoing clinical study or (3) make any material change to, discontinue, terminate or suspend any ongoing IND-enabling preclinical study without first consulting Parent in good faith; or

(xxv)        agree, resolve or commit to do any of the foregoing.

SECTION 7.2. Employee Matters.

(a)   For a period of one year following the Closing Date (the “Continuation Period”), Parent agrees to provide, or to cause one of its Affiliates (including after the Closing, the Surviving Corporation and its Subsidiaries) to provide, each individual employed by the Company immediately prior to the Closing and who continues to be actively employed by Parent during the Continuation Period (each, a “Continuing Employee”) with (i) the base salary or hourly wages that is no less than that provided to the Continuing Employee immediately prior to the Closing, (ii) annual cash bonus opportunities that are no less favorable, in the aggregate, than the annual cash bonus opportunities provided to the Continuing Employee immediately prior to the Closing and (iii) employee benefits (excluding any equity, equity-based, change in control or severance benefits) that are no less favorable in the aggregate than either (in the discretion of Parent) (A) the employee benefits provided to the Continuing Employee immediately prior to the Closing or (B) employee benefits provided to similarly-situated new hire employees of Parent and its Affiliates; provided that in any event, such employee benefits will be no less favorable than the employee benefits described in clause (A). Nothing herein shall prevent Parent or any of its Affiliates (including, after the Closing, the Surviving Corporation or any of its Subsidiaries) from terminating the employment of any Continuing Employee during the Continuation Period in compliance with applicable Law.

(b)   During the Continuation Period, Parent shall, or shall cause its Affiliates (including, after the Closing, the Surviving Corporation and its Subsidiaries) to, provide severance pay and benefits eligibility to each Continuing Employee as set forth on Section 7.2 of the Company Disclosure Letter.

(c)   Following the Effective Time, Parent will, subject to applicable Laws, give each Continuing Employee full credit for prior service with the Company for purposes of vesting and eligibility to participate in employee benefit plans maintained by Parent or its Affiliates for which the Continuing Employee is otherwise eligible to participate (but such service credit shall not be provided for benefit of accrual purposes, except for vacation and severance, as applicable); provided that service of a Continuing Employee prior to the Effective Time shall not be recognized for the purpose of any entitlement to participate in, or receive benefits with respect to, any retiree medical programs or other retiree welfare benefit programs or any defined benefit plan maintained by Parent or its Affiliates in which any Continuing Employee participates after the Effective Time. In no event shall anything contained in this Section 7.2(c) result in any duplication of benefits for the same period of service. In addition, Parent shall use commercially reasonable efforts to (A) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company applicable to such Continuing Employee prior to the Effective Time and (B) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by Continuing Employees in the calendar year in which the Effective Time occurs.

(d)   (i) Nothing in this Agreement shall obligate Parent nor any of its Affiliates to continue to employ any Continuing Employee for any period of time following the Effective Time, (ii) Parent or its Affiliates may revise, amend or terminate any Company Employee Benefit Plan or any other employee benefit plan, program or policy in effect from time to time, subject in each case to its applicable terms (provided that this subclause (ii) does not relieve Parent of its obligations under Section 7.2(a)) and (iii) nothing in this Agreement shall be construed as an amendment of any Company Employee Benefit Plan or any employee benefit plan, program or policy of Parent and its Affiliates.

(e)   The parties will cooperate in good faith with regard to any notification that may be required by the WARN Act or other similar applicable Law as a result of the Transactions.

(f)    Except with respect to any obligations of Parent under Section 7.2(b), the provisions of Section 7.2 shall no longer apply to any employee of the Company whose employment has been terminated and who is later employed by Parent, the Surviving Corporation or any of their respective Subsidiaries.

(g)   No later than seven days prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall take actions necessary to terminate the Company 401(k) Plan, such termination to be effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. The Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by Parent). Parent shall, as soon as reasonably practicable after the Effective Time (and consistent with Parent’s administrative practices with respect to similarly-situated employees in similar acquisitions), offer participation in Parent’s tax qualified defined contribution plan (“Parent 401(k) Plan”) to each Continuing Employee who was an active participant in the Company 401(k) Plan as of the date of its termination and who satisfies the eligibility requirements of the Parent 401(k) Plan. If elected by such Continuing Employee in accordance with applicable Law, Parent shall cause the Parent 401(k) Plan to, following the Closing Date, accept a “direct rollover” to such Parent 401(k) Plan of the account balances (including any participant loans) of such Continuing Employee.

(h)   Prior to the Closing Date, the Company shall have made all contributions required to be made to or with respect to each Company Employee Benefit Plan as of the Closing Date and paid or accrued all liabilities on account of any Company Employee Benefit Plan in existence on or before the Closing Date, to the extent such liabilities were required to be paid or accrued at such times.

(i)    All formal written communications to the officers or employees of the Company pertaining to compensation or benefit matters that are affected by this Agreement shall be submitted to Parent in advance, with a reasonable opportunity for Parent to review and the Company shall consider in good faith any input from Parent with regards to such written communication.

(j)    From and after the Closing, Parent shall, or shall cause the Surviving Corporation to, assume, honor and perform in accordance with their terms all employment agreements and offer letters with Continuing Employees that are in effect immediately prior to the Closing, as set forth on Section 7.2(j) of the Company Disclosure Letter; provided that nothing in this Section 7.2(j) or Section 7.2(j) of the Company Disclosure Letter shall, or shall be construed to, limit, restrict or otherwise affect Parent's right and authority to amend or terminate any such agreement, to the extent permitted in accordance with the terms of the applicable agreement or letter.

SECTION 7.3. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation and Parent shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title, interest and possession in, to and under any of the rights, properties, assets, privileges, powers and franchises of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 7.4. Public Statements. So long as this Agreement is in effect, Parent and the Company shall not, and shall not permit any of their respective Subsidiaries or Representatives to, issue any press release or make any public statement with respect to the Transactions without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed) and shall consult with each other prior to issuing any press release or otherwise making any public statement with respect to the Transactions and provide to each other for review an advance copy of any such press release or statement, except (a) as may be required by applicable Law, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other reasonable time to comment on such release or announcement in advance of such issuance, (b) with respect to any press release or other public statement by the Company expressly permitted by Section 7.8, (c) with respect to any press releases or other public statements by Parent or Merger Sub in response to any public announcement permitted by clause (b) hereof, or (d) each party may make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, to the extent that such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties and otherwise in compliance with this Section 7.4. Each of the parties hereto agrees that, promptly following execution of this Agreement, (i) the Company and Parent shall issue an initial joint press release with respect to the Transactions, in a form mutually agreed to by the Company and Parent, (ii) the Company shall (1) file a current report on Form 8-K with the SEC attaching such initial press release and copy of this Agreement as exhibits and (2) file a pre-commencement communication on Schedule 14D-9 with the SEC attaching such initial press release and (iii) Parent and Merger Sub shall file a pre-commencement communication on Schedule TO with the SEC attaching such initial press release.

SECTION 7.5. Standard of Efforts; Governmental Approvals.

(a)   Subject to the terms and conditions provided herein, each party agrees to use (and shall cause its respective Subsidiaries to use) its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, and in no case later than the Outside Date, the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority all documentation to effect all necessary notices, reports and other filings and (ii) obtaining as promptly as practicable and maintaining all Authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Transactions. The Company, Parent and Merger Sub agree that they will consult with each other with respect to the obtaining of all such necessary Authorizations and (1) the Company shall have the right to review and approve in advance all characterizations of the information relating to the Company, (2) Parent shall have the right to review and approve in advance all characterizations of the information relating to Parent or Merger Sub, and (3) each of the Company and Parent shall have the right to review and approve in advance all characterizations of the information relating to the Transactions, in each case, that appear in any material filing made in connection with the Transactions.

(b)   In furtherance of, and not in limitation of the foregoing, each of the Company and Parent (and their respective controlled Affiliates, if applicable) shall: (i) as promptly as practicable, and in any event within ten Business Days (or such other time as mutually agreed by the parties) after the date hereof, file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice any notifications required to be filed under the HSR Act with respect to the Transactions, (ii) as promptly as practicable after the date hereof, make appropriate filings pursuant to any other applicable Antitrust Law with respect to the Transactions and (iii) supply as promptly as practicable any additional information and documentary material that may be requested and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods or obtain any required authorizations under such Antitrust Laws as soon as practicable.

(c)   With respect to required Authorizations of Governmental Authorities, each party will (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry with respect to the Transactions, (ii) promptly notify the other party of any communication received from, or given to, any Governmental Authority with respect to the Transactions and keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, or other communication, (iii) subject to applicable Law, and to the extent practicable, permit the other party to review in advance any proposed communication by it to any Governmental Authority with respect to the Transactions, and incorporate the other party’s reasonable comments, (iv) not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend, (v) pull and re-file any notice under the HSR Act only if the other party agrees, and (vi) furnish the other party with non-confidential copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives on one hand, and any such Governmental Authority or its staff on the other hand, with respect to this Agreement or the Transactions. At Parent’s request, the Company shall give any notices to Third Parties, and use its reasonable best efforts to obtain any Third Party consents, approvals or waivers required to be obtained under any Material Contracts or other Contracts in connection with consummation of the Transactions; provided that the Company shall not, without the prior written consent of Parent, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any Contract in order to obtain any such consent. The Company shall coordinate and cooperate with Parent in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts in connection with consummation of the Transactions and seeking any such actions, consents, approvals or waivers.

(d)   Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 7.5 shall limit any applicable rights a party may have to terminate this Agreement pursuant to Section 9.1 so long as such party has up to then complied in all material respects with its obligations under this Section 7.5 and (ii) in no event shall Parent or Merger Sub be required to offer, accept or agree to, and the Company shall not, without Parent’s prior written consent, offer, accept or agree to (1) divest, dispose of or hold separate any portion of the businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries (or a combination of the respective businesses, operations, assets or product lines of Parent, the Company or any of their respective Subsidiaries), (2) restrict, prohibit or limit the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own its assets, (3) restrict, prohibit or limit the ownership or operation by the Company, Parent or any of their respective Subsidiaries of all or any portion of the business or assets of Parent, the Company, the Surviving Corporation or any of their respective Affiliates in any part of the world, (4) cause Parent or any of its Subsidiaries to divest any shares of Company Common Stock, or (5) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Company Common Stock acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the Stockholders; provided, however, that Parent shall take any such action described in the foregoing sub-clauses (1) through (3) above with respect to immaterial outlicenses of the Company or Parent or Parent’s Affiliates (with materiality of such outlicenses measured relative solely to the total equity value of the Transactions), if such action (a) is necessary to obtain required Authorizations or waiting period expirations or termination as may be required under Antitrust Laws by or before the Outside Date and (b) does not relate to Company Product ARQ-531, provided, further, that Parent shall have the principal responsibility for controlling, devising and implementing the strategy for obtaining any necessary Authorizations and shall lead and direct all submissions to, meetings and communications with any Governmental Authorities or any other party in connection with antitrust matters and the Company shall cooperate fully with Parent to effectuate any of the forgoing. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or any of its Subsidiaries be obligated to (x) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the Transactions involving a Non-Required Remedy or (y) litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Authority challenging or seeking to restrain, prohibit or place conditions on the consummation of the Merger or the Transactions or the ownership or operation by Parent, the Company or any of their respective Subsidiaries of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted and involving a Non-Required Remedy.

SECTION 7.6. Notification of Certain Matters; Other Actions.

(a)   During the Pre-Closing Period, each of the Company, on the one hand, Parent and Merger Sub, on the other hand, shall give prompt notice to the other of (i) any Proceedings commenced or, to such party’s knowledge, threatened by or against, relating to or involving or otherwise affecting the Company or Parent or any of its Subsidiaries, as the case may be, that (1) if pending on the date hereof, would have been required to have been disclosed pursuant to any Section of this Agreement or (2) relate to this Agreement or the consummation of the Transactions; (ii) any inaccuracy to such party’s knowledge in any material respect of any representation or warranty contained in this Agreement at any time prior to the Closing; provided that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein; provided, further, that the unintentional failure to give such notice shall not be treated as a breach of a covenant but shall be treated as a breach of the underlying representation or warranty; (iii) any failure of that party to comply with or satisfy any covenant, undertaking or agreement to be complied with or satisfied by it hereunder; (iv) any other event, condition, change, occurrence or development of a state of facts that would reasonably be expected to cause the failure of any of the Offer Conditions or any of the conditions set forth in Article 8; (v) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions; and (vi) the occurrence or existence of any Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or the occurrence or existence of any event, fact, circumstance or development that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; provided that the delivery of notice pursuant to this Section 7.6 shall not limit or otherwise affect the remedies available hereunder to any party.

(b)   During the Pre-Closing Period, subject to applicable Law and the provisions of Section 7.7(b), the Company shall provide Parent with advance notice of any meetings or scheduled conference calls the Company has with the FDA or its advisory committees, the EMA or its advisory committees, or any other similar Governmental Authority. The Company will (i) promptly notify Parent of any material notice or other communication to the Company from the FDA or its advisory committees, the EMA or its advisory committees, or any other similar Governmental Authority and (ii) furnish Parent with non-confidential copies of all substantive correspondence, filings and written communications between the Company and its respective Representatives on one hand, and any such Governmental Authority or its staff on the other hand.

SECTION 7.7. Access to Information; Confidentiality.

(a)   During the Pre-Closing Period, the Company shall, and shall cause the Representatives of the Company to, afford to Parent, Merger Sub and their respective Representatives reasonable access to its officers, employees, agents, properties, facilities, books, records, Contracts and other assets, and shall promptly furnish to Parent, Merger Sub and their respective Representatives copies of all existing financial, operating and other data and information as such Persons may from time to time reasonably request; provided that any such access (including to employees) shall be conducted at Parent’s expense, at a reasonable time and in such a manner as to not to interfere unreasonably with the normal operation of the business of the Company. During the Pre-Closing Period, the Company shall use reasonable best efforts to, at the request of Parent, facilitate site visits by any of Parent, Merger Sub or their respective Representatives at any facility of a Third Party contract manufacturer of the Company. The Company shall instruct its Representatives to cooperate with Parent and Merger Sub in their investigation of the Company. No additional investigations or disclosures shall affect the Company’s representations and warranties contained herein, or limit or otherwise affect the remedies available to Parent and Merger Sub pursuant to this Agreement.

(b)   Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion (i) jeopardize any attorney client or other legal privilege (provided that the Company will nonetheless provide Parent and the applicable Representatives of Parent with appropriate information regarding the factual basis underlying any circumstances that resulted in the preparation of such privileged analyses so long as such privilege will not be jeopardized thereby) or (ii) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement, including any confidentiality agreement to which the Company is a party (provided that the Company shall use its commercially reasonable efforts to obtain the consent of any such agreement’s counterparty to such inspection or disclosure). The Company and Parent will each use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure under circumstances in which the restrictions of the preceding sentence apply.

(c)   The information disclosed pursuant to this Section 7.7 shall be treated in accordance with the provisions of the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

SECTION 7.8. No Solicitation.

(a)   At all times during the Pre-Closing Period, the Company shall not, and shall not authorize or knowingly permit its Representatives to, directly or indirectly (other than with respect to Parent or Merger Sub): (i) solicit, initiate, propose or take any action to knowingly encourage any inquiries or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; (ii) except as otherwise expressly permitted by this Section 7.8(a), enter into, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Third Party any information or data relating to, afford access to the business, personnel, properties, assets, books or records of the Company in connection with, or otherwise cooperate with any Person with respect to, any Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other Contract); (iv) enter into any letter of intent, Contract, commitment or agreement in principle with respect to an Acquisition Proposal or enter into any Contract or commitment requiring the Company to abandon, terminate or fail to consummate the Transactions or that would otherwise materially impede the ability of Parent and Merger Sub to consummate the Offer Closing and the Merger; or (v) resolve, propose or agree to do any of the foregoing. Notwithstanding anything in this Agreement to the contrary, if in response to an unsolicited bona fide written Acquisition Proposal made by a Third Party after the date hereof in circumstances not involving a breach in any material respect of this Section 7.8, the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor of nationally recognized reputation) that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, then the Company may, at any time prior to the Offer Closing (but in no event after such time), enter into a customary confidentiality agreement (x) containing confidentiality and other terms that are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement and (y) that does not prevent the Company from providing any information to Parent in accordance with this Agreement or otherwise comply with its obligation under this Agreement (an “Acceptable Confidentiality Agreement”) with such Third Party making such an Acquisition Proposal and thereafter (1) furnish information and data with respect to the Company and afford access to the business, personnel, properties, assets, books or records of the Company, in each case, pursuant to such Acceptable Confidentiality Agreement, and (2) enter into, maintain and participate in discussions or negotiations with, the Third Party making such Acquisition Proposal and its Representatives; provided, that the Company will concurrently provide to Parent any information and data concerning the Company or access provided to such Third Party that was not previously made available to Parent. The Company shall ensure that its Representatives are aware of the provisions of this Section 7.8(a). Without limiting the foregoing, it is agreed that any violation of the foregoing restrictions by any Representative of the Company shall be deemed to be a breach of this Section 7.8 by the Company. The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement as entered into as contemplated by this Section 7.8(a) promptly (and in any event within 24 hours) of the execution thereof and the Company shall not terminate, waive, amend, release or modify any material provision of any Acceptable Confidentiality Agreement.

(b)   The Company shall, as promptly as practicable, and in any event no later than 24 hours after receipt thereof, notify Parent, orally and in writing, of any Acquisition Proposal or any inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, which notification shall include (i) a copy of the applicable written Acquisition Proposal, inquiry, proposal or offer (or, if oral, a summary of the material terms and conditions of such Acquisition Proposal, inquiry, proposal or offer) and (ii) the identity of the Third Party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of, or any material developments, discussions or negotiations regarding, any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and summary of communications (which shall include any proposals or offers) relating thereto that is exchanged between the Third Party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within 24 hours after the receipt or delivery thereof.

(c)   Except as expressly permitted by Section 7.8(d), neither the Company Board nor any committee thereof shall (i) (1) withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify (or publicly propose or resolve to withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (2) adopt, approve, recommend, submit to the Stockholders or declare advisable or make any recommendation other than a rejection of (or publicly propose to adopt, approve, recommend, submit to the Stockholders or declare advisable, or make any recommendation other than a rejection of), any Acquisition Proposal, (3) fail to (A) reaffirm the Company Recommendation and (B) recommend against acceptance of a tender or exchange offer by the Stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock, in each case, within eight Business Days after receipt of a written request of Parent following an Acquisition Proposal that has been publicly announced (in the case of clause (A)) or the commencement of such tender offer or exchange offer (in the case of clause (B)); provided that the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer, or (4) take any action to exempt any Person (other than Parent or its Subsidiaries) or any action taken by any Person (other than Parent or its Subsidiaries) from any Takeover Provision (any action described in this Section 7.8(c) being referred to as a “Company Adverse Recommendation Change”) or (ii) cause or allow the Company to enter into a Specified Agreement.

(d)   Notwithstanding anything in this Agreement to the contrary, at any time during the Pre-Closing Period, the Company Board may effect a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement, in each case if, and only if, (i) the Company is not in breach in any material respect of this Section 7.8 in connection with the Superior Proposal or Acquisition Proposal that was a precursor to the Specified Agreement, (ii) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board under applicable Law, (iii) the Company has given Parent written notice of the Company Board’s intention to make a Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement not earlier than 11:59 p.m. New York time on the fifth Business Day after Parent receives such written notice, (iv) if not in connection with an Intervening Event pursuant to Section 7.8(e), the decision to make a Company Adverse Recommendation Change is in connection with an Acquisition Proposal or with the Company’s intent to terminate this Agreement to enter into a Specified Agreement, and the Company shall have complied with clauses (1) through (5), as follows: (1) prior to giving effect to clauses (2) through (5), the Company Board shall have determined that such Acquisition Proposal is a Superior Proposal, (2) the Company shall have made available to Parent orally and in writing the material terms and conditions of such Acquisition Proposal and copies of all written communications (and, if oral, a summary of the material terms of such communications) relating to such Acquisition Proposal in accordance with Section 7.8(b), (3) the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent that Parent desires to negotiate, during the five Business Day period provided in the foregoing clause (iii) of this Section 7.8(d) with respect to such proposed revisions to this Agreement or other proposals made by Parent, if any, so that the Acquisition Proposal would no longer constitute a Superior Proposal, (4) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation, the Company Board shall have determined in good faith that such Acquisition Proposal remains a Superior Proposal, and, after consultation with its outside legal counsel, that the failure to make the Company Adverse Recommendation Change or terminate this Agreement to enter into a Specified Agreement would be inconsistent with the fiduciary duties of the Company Board under applicable Law and (5) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 9.1(d)(i). For clarity, the provisions of this Section 7.8(d) shall also apply to any amendment to the financial terms or any other material amendment to any Acquisition Proposal (except that any reference to five Business Days shall instead be three Business Days) or any successive Acquisition Proposals.

(e)   Notwithstanding anything in this Agreement to the contrary, at any time during the Pre-Closing Period, the Company Board may make a Company Adverse Recommendation Change with respect to an Intervening Event, if and only if: (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (ii) Parent shall have received from the Company written notice not later than 11:59 p.m. New York time on the fifth Business Day prior to the making of any Company Adverse Recommendation Change, describing the Intervening Event in reasonable detail; (iii) during the five Business Day period provided in the foregoing clause (ii), the Company shall have negotiated in good faith with Parent (and caused its Representatives to negotiate with Parent), to the extent that Parent desires to negotiate, with respect to any proposed revisions to this Agreement or other proposals made by Parent, if any, that would obviate the requirement to make a Company Adverse Recommendation Change; and (iv) after considering the results of negotiations with Parent and taking into account the proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined in good faith that the failure to make the Company Adverse Recommendation Change would be inconsistent with the fiduciary duties of the Company Board under applicable Law. For the avoidance of doubt, the provisions of this Section 7.8(e) shall also apply to any material change to the facts and circumstances relating to such Intervening Event (except that any reference to five Business Days shall instead be three Business Days).

(f)    Nothing in this Section 7.8 shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or complying with Item 1012(a) of Regulation M-A under the Exchange Act, (ii) making any required disclosure to the Stockholders, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such position or make such disclosure would be inconsistent with its fiduciary duties under applicable Law or any disclosure requirement under applicable Law or (iii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that this Section 7.8(f) shall not permit the Company Board to make a Company Adverse Recommendation Change, except to the extent permitted by Section 7.8(d) or Section 7.8(e).

(g)   The Company shall, and shall cause the Company’s Representatives to, (i) immediately cease and cause to be terminated any existing solicitations, encouragements, facilitations, discussions or negotiations with any Third Party conducted on or prior to the date hereof by the Company or its Representatives with respect to an Acquisition Proposal, (ii) immediately terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal, and (iii) promptly (but in no event later than two Business Days following the execution of this Agreement) request and use reasonable best efforts to obtain the return from all such Persons, or cause the destruction, of all copies of confidential information previously provided to such Persons by or on behalf of the Company or its Representatives (and all analyses and other materials prepared by or on behalf of such Persons that contain, reflect or analyze such confidential information).

SECTION 7.9. Indemnification and Insurance.

(a)   After the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, fulfill and honor all rights and obligations to indemnification by the Company (including advancement of expenses subject to and in accordance with Section 7.9(d)) now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company (each an “Indemnified Party”) as provided in the Company Charter Documents, in each case as in effect on the date hereof.

(b)   After the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, costs, fees, expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred), Judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) in connection with or arising in whole or in part out of actions, omissions, suits or other proceedings (whether civil or criminal, and including any proceeding before any administrative or legislative body) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Proceeding”) by reason of such Indemnified Party’s being or having been a director or officer the Company at, or at any time prior to, the Effective Time or in connection with any action taken or not taken by such Indemnified Party at the request of the Company at, or at any time prior to, the Effective Time (including any Indemnified Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), subject to and in accordance with Section 7.9(e).

(c)   Parent’s and the Surviving Corporation’s obligations under Section 7.9(a) and Section 7.9(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(d)   From the Effective Time until the sixth anniversary of the Closing Date, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof; provided that in satisfying its obligation under this Section 7.9(d), the Surviving Corporation shall not be obligated to pay an amount per year in excess of 300% of the annual premium payable by the Company for the coverage year in effect as of the date of this Agreement (the “Maximum Amount”) and if such premiums for such insurance would at any time exceed the Maximum Amount, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company (at its election) prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time, including, in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed the Maximum Amount. If such prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(e)   Upon learning of any Proceeding in which any claims are made in respect of which such Indemnified Party would be entitled to indemnification pursuant to this Section 7.9, any Indemnified Party wishing to claim such indemnification shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices Parent or the Surviving Corporation. In the event of any such Proceeding: (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Parent nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to Parent and to the provider of any insurance obtained in accordance with Section 7.9(d), and Parent or the Surviving Corporation shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party as statements therefor are received; provided, however, that (1) Parent and the Surviving Corporation shall be obligated pursuant to this Section 7.9(e) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (in which case the fewest number of legal counsels necessary to avoid conflicts of interest shall be used) and (2) the Indemnified Party shall have made an undertaking to repay all such fees, costs or expenses paid by Parent or the Surviving Corporation if and to the extent that it is ultimately determined by a court of competent jurisdiction in a final judgment that the Indemnified Party is not entitled to be indemnified by Parent or the Surviving Corporation; (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects to assume such defense; (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent and the prior written consent of the provider of any insurance obtained in accordance with Section 7.9(d), in each case if Parent or the Surviving Corporation elects not to assume such defense; and (iv) Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(f)    The provisions of this Section 7.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 7.9 shall survive the Offer Closing and the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.9 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 7.9 applies shall be third party beneficiaries of this Section 7.9, each of whom may enforce the provisions of this Section 7.9).

(g)   In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all its properties and assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 7.9.

SECTION 7.10. Section 16 Matters. Prior to the Effective Time, the Company and the Company Board shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) in connection with this Agreement by each Company director or officer who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company’s equity securities to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 7.11. Transaction Litigation. The Company shall promptly advise Parent in writing of any Transaction Litigation and shall keep Parent informed on a reasonably prompt basis regarding any such Transaction Litigation. The Company shall give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. For purposes of this Section 7.11, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith; provided that the Company shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

SECTION 7.12. Deregistration; Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting, and in any event no more than 10 days after the Closing Date. The Company shall not cause the Company Common Stock to be delisted from NASDAQ prior to the Effective Time.

SECTION 7.13. Takeover Provisions. If any Takeover Provision becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the Merger or any other Transaction, then each of the Company, Parent, Merger Sub, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Provision inapplicable to the foregoing.

SECTION 7.14. Obligations of Merger Sub. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Offer, the Merger, and the other Transactions.

SECTION 7.15. Rule 14d-10 Matters. Prior to the Offer Closing, the Company (acting through the compensation committee of the Company Board) shall take such steps as may be required to approve as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (a) each Stock Plan, (b) the treatment of Company Stock Options in accordance with the terms set forth in this Agreement, the applicable Stock Plan and any applicable Company Employee Benefit Plans and (c) each other Company Employee Benefit Plan that provides compensation or benefits in connection with the Transactions, in each case, for purposes of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

SECTION 7.16. Tax Matters.

(a)   The Company shall cause any material Tax Sharing Agreement to which the Company is party to be terminated with respect to the Company on or prior to the Closing Date.

(b)   Prior to the Closing Date, the Company shall deliver to Parent a final study of the impact of Sections 382 and 383 on the availability of net operating loss, capital loss and any credit carryforwards by a nationally recognized independent accounting firm for the Company through September 30, 2019.

SECTION 7.17. Merger Sub Stockholder Consent. Promptly following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

SECTION 7.18. Loan and Security Agreement. The Company shall use reasonable best efforts to deliver all notices and take all other actions reasonably requested by Parent or Merger Sub that are required to facilitate in accordance with the terms thereof the termination of all commitments, if any, outstanding under the Loan and Security Agreement, dated as of January 6, 2017, among Oxford Finance LLC, as collateral agent, the lenders party thereto and the Company (the “Loan and Security Agreement”), the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of guarantees, if any, in connection therewith on the Closing Date as of the Effective Time (such termination, repayment and releases, the “LSA Terminations”). In furtherance and not in limitation of the foregoing, the Company shall use reasonable best efforts to deliver to Parent and Merger Sub no later than three Business Days prior to the Acceptance Time an executed payoff letter with respect to the Loan and Security Agreement in form and substance customary for transactions of this type, from the lenders (or their representative(s)) under the Loan and Security Agreement (the “Payoff Letter”), which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and any guarantees) granted in connection therewith relating to the assets, rights and properties of the Company securing such indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the Payoff Letter on the Closing Date as of the Effective Time be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 7.18 require the Company to cause the LSA Terminations to be effective unless and until the Effective Time has occurred and Parent or Merger Sub has provided or caused to be provided to the Company by wire transfer immediately available funds (or Parent or Merger Sub has directed the Company to use funds on its balance sheet, to the extent such funds are available as of immediately prior to the Effective Time) to pay in full the then-outstanding principal amount of and accrued and unpaid interest, prepayment penalties or premiums (if any), breakage costs, fees and expenses of the lenders and all other obligations owing under the Loan and Security Agreement.

ARTICLE 8

CONDITIONS

SECTION 8.1. Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver on or prior to the Closing Date of each of the following conditions:

(a)   Purchase of Company Common Stock in the Offer. Merger Sub shall have accepted for payment all Tendered Shares.

(b)   No Injunctions or Restraints. No Judgment preventing the consummation of the Merger shall have been issued by any Specified Governmental Authority of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger by a Specified Governmental Authority that makes consummation of the Merger illegal.

ARTICLE 9

TERMINATION

SECTION 9.1. Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time:

(a)   by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

(b)   by either the Company or Parent by written notice to the other, if:

(i)               the Acceptance Time shall not have occurred on or prior to April 6, 2020 (the “Outside Date”); provided that the Outside Date shall be automatically extended in one-month successive increments, for an additional period of up to five months ending no later than September 4, 2020, in the event that as of the then-scheduled Outside Date all of the Offer Conditions (other than the Antitrust and Judgment/Illegality Conditions, in each case solely in respect of the HSR Act or other applicable Antitrust Laws) have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied at the Acceptance Time, each of which is then capable of being satisfied); and further provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or prior to the Outside Date;

(ii)              any final, non-appealable Judgment preventing the consummation of the Offer or the Merger shall have been issued by any Specified Governmental Authority of competent jurisdiction and remain in effect, or there shall be any Law enacted or deemed applicable to the Offer or the Merger by a Specified Governmental Authority that makes consummation of the Offer or the Merger illegal; provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party if the issuance of such Judgment was primarily caused by or the result of the failure of such party to perform any of its obligations under this Agreement; or

(iii)            if the Offer shall have expired without the acceptance for payment of shares of Company Common Stock pursuant to the Offer, in a circumstance in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer), following the end of the aggregate 30 Business Day period set forth in the proviso to the penultimate sentence of Section 2.1(e); provided that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b)(iii) if a breach by such party of any provision of this Agreement shall have primarily caused the failure of the acceptance for payment of the shares of Company Common Stock pursuant to the Offer;

(c)   by Parent by written notice to the Company at any time prior to the Acceptance Time, if:

(i)               a Company Adverse Recommendation Change shall have occurred;

(ii)              the Company shall have violated or breached in any material respect any of its obligations under Section 7.8; or

(iii)             a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the Offer Conditions set forth in paragraph (c)(iv) or paragraph (c)(v) of Annex I (other than in the case of a breach of the covenants or agreements set forth in Section 7.8), as applicable, not to be satisfied; provided that, for purposes of this Section 9.1(c)(iii), if such a breach is curable by the Company within the earlier of the Outside Date and twenty Business Days after the date Parent gives the Company notice of such breach, then Parent may not terminate this Agreement under this Section 9.1(c)(iii) on account of such breach unless such breach shall remain uncured upon the earlier of the Outside Date and the expiration of such twenty Business Day period; provided further that Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c)(iii) if either Parent or Merger Sub is in breach of its obligations under this Agreement such that the Company would be entitled to terminate this Agreement pursuant to Section 9.1(d)(ii);

(d)   by the Company by written notice to Parent at any time prior to the Acceptance Time:

(i)               in order to accept a Superior Proposal and enter into the Specified Agreement relating to such Superior Proposal, if (1) such Superior Proposal shall not have resulted from a breach in any material respect of Section 7.8 with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto, (2) the Company Board, after satisfying all of the requirements set forth in Section 7.8(d), shall have authorized the Company to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) and (3) the Company shall have paid the Termination Fee, and have entered into the Specified Agreement, concurrently with the termination of this Agreement pursuant to this Section 9.1(d)(i); or

(ii)              if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred, which breach or failure to perform has a Parent Material Adverse Effect; provided that, for purposes of this Section 9.1(d)(ii), if such a breach is curable by Parent within the earlier of the Outside Date and twenty Business Days after the date the Company gives Parent notice of such breach, then the Company may not terminate this Agreement under this Section 9.1(d)(ii) on account of such breach unless such breach shall remain uncured upon the earlier of the Outside Date and the expiration of such twenty Business Day period; provided further that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is in breach of its obligations under this Agreement such that Parent would be entitled to terminate this Agreement pursuant to Section 9.1(c)(ii) or Section 9.1(c)(iii).

Any written notice of termination pursuant to this Section 9.1 shall specify the provision of this Section 9.1 pursuant to which such termination is being effected and, if such termination is pursuant to Section 9.1(c)(ii), Section 9.1(c)(iii) or Section 9.1(d)(ii), shall specify the nature of the breach in reasonable detail (whether or not curable).

SECTION 9.2. Effect of Termination. If terminated pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party (or any stockholder or Representative of such party) to any other party; provided that the provisions of this Section 9.2, Section 7.7(c), Section 9.3 and Article 10 (and any related definitions contained in any such Section) shall survive any termination hereof pursuant to Section 9.1. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of any common law fraud or Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith. For purposes of this Agreement, “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement. The Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

SECTION 9.3. Termination Fee and Expenses.

(a)   Except as otherwise set forth in this Section 9.3, all costs and Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or Expenses, whether or not the Transactions are consummated; provided that Parent shall pay (i) all filing fees payable pursuant to the HSR Act or any other Antitrust Laws, and (ii) except as provided in Section 4.3(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Company Common Stock pursuant to the Offer or the Merger.

(b)   In the event that:

(i)              this Agreement is terminated by Parent pursuant to Section 9.1(c)(i) or Section 9.1(c)(ii);

(ii)             this Agreement is terminated by the Company pursuant to Section 9.1(d)(i); or

(iii)            (1) this Agreement is terminated by Parent, Merger Sub or the Company pursuant to Section 9.1(b)(i), Section 9.1(b)(iii) or Section 9.1(c)(iii), (2) after the date of this Agreement an Acquisition Proposal shall have been made to the Company or shall have been publicly made directly to the Stockholders, in each case, not withdrawn prior to the date of termination of this Agreement pursuant to Section 9.1, and (3) the Company consummates an Acquisition Proposal within 12 months after such termination or the Company enters into a definitive agreement within 12 months after such termination in either case to effect an Acquisition Proposal which is subsequently consummated (replacing “15%” in the definition thereof with “50%”);

then, in any such event under clause (i), (ii), or (iii) of this Section 9.3(b), the Company shall pay to Parent, in cash at the time specified in the next sentence, a nonrefundable termination fee of $95,300,000 (the “Termination Fee”). Any payment of the Termination Fee required to be made pursuant to: (1) Section 9.3(b)(i) shall be made to Parent within one Business Day after termination of this Agreement by Parent as set forth in Section 9.3(b)(i); (2) Section 9.3(b)(ii) shall be made to Parent concurrently with and as a condition to such termination of this Agreement by the Company as set forth in Section 9.3(b)(ii); and (3) Section 9.3(b)(iii) shall be made to Parent concurrently with the occurrence of the applicable event described in clause (3) of Section 9.3(b)(iii). All payments under this Section 9.3(b) shall be made by wire transfer of immediately available funds to an account to be designated by Parent. Except in the case of common law fraud or a Willful Breach, in the event that Parent receives full payment pursuant to this Section 9.3(b), then, receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination. Notwithstanding the foregoing, nothing in this Section 9.3(b) shall prevent, limit or otherwise restrict the right of Parent and Merger Sub to bring or maintain any claims arising out of the Company’s common law fraud or Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith and any Termination Fee paid to Parent hereunder will be offset against any award for damages given to Parent pursuant to any claim for fraud or Willful Breach. For the avoidance of doubt, any payment made by the Company under this Section 9.3(b) shall be payable only once with respect to this Section 9.3(b) and not in duplication even though such payment may be payable under one or more provisions hereof.

(c)   The Company and Parent acknowledge that the agreements contained in Section 9.3(b) are an integral part of the Transactions, and that, without those agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to make payment of any amount payable under Section 9.3(b) within the applicable time period specified in Section 9.3(b), as the case may be, and Parent commences a Proceeding to collect such amount that results in a judgment against the Company, the Company shall reimburse Parent for its fees and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding and shall pay interest on the amount of the payment at the prime rate as published in The Wall Street Journal in effect on the date the amount was payable pursuant to Section 9.3(b), with such interest to accrue beginning on the date such amount first was payable pursuant to Section 9.3(b), to the date of payment.

ARTICLE 10

GENERAL PROVISIONS

SECTION 10.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and received (a) upon receipt, if delivered personally, (b) two Business Days after deposit in the mail, if sent by registered or certified mail, (c) on the next Business Day after deposit with an overnight courier, if sent by overnight courier, (d) upon transmission, if sent by email transmission prior to 6:00 p.m., local time on a Business Day or (e) on the next Business Day following transmission, if sent by facsimile or email transmission after 6:00 p.m., local time or on a day that is not a Business Day; provided that the notice or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address, facsimile number or email address as such party shall have specified in a written notice to the other parties):

(a)   if to Parent or Merger Sub (or, following the Effective Time, the Surviving Corporation):

Merck Sharp & Dohme Corp.
One Merck Drive
Whitehouse Station, NJ 08889-0100
Attention:	Office of Secretary
Email:	office.secretary@merck.com

with copies (which shall not constitute notice) to:

Merck Sharp & Dohme Corp.
2000 Galloping Hill Road
PO Box 539
Mailstop K-1-4161
Kenilworth, NJ 07033-1310
Attention:	Senior Vice President, Business Development

with a copy to (which shall not constitute notice):

Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
Attention:	Catherine Dargan
Michael Riella
Email:	cdargan@cov.com
mriella@cov.com

(b)   if to the Company (prior to the Effective Time):

ArQule, Inc.

One Wall Street

Burlington, MA, 01803

Attention:	Peter S. Lawrence
Stephen Migausky
Email:	plawrence@arqule.com
smigausky@arqule.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

Attention:	Graham Robinson
Laura Knoll
Email:	Graham.Robinson@skadden.com
Laura.Knoll@skadden.com

SECTION 10.2. Amendments and Waivers.

(a)   Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power, remedy or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege.

SECTION 10.3. Representations and Warranties. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

SECTION 10.4. Governing Law; Jurisdiction.

(a)   This Agreement shall be governed by, and construed in accordance with, and all disputes arising out of or in connection with this Agreement or the Transactions shall be resolved under, the Law of the State of Delaware regardless of the Law that might otherwise govern under applicable principles of conflicts of laws thereof.

(b)   The parties agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) (the “Delaware Courts”) in any such suit, action or proceeding and irrevocably and unconditionally waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.1 shall be deemed effective service of process on such party.

SECTION 10.5. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

SECTION 10.6. Counterparts; Effectiveness. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by email (in .pdf or .tiff format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

SECTION 10.7. Assignment; Third Party Beneficiaries.

(a)   The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party, except that Parent or Merger Sub may transfer or assign, in whole or in part, (i) its rights and obligations under this Agreement to any of its Affiliates and (ii) after the Effective Time, its rights and obligations under this Agreement to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party or due to Parent or Merger Sub.

(b)   Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (i) the provisions of Section 7.9 with respect to the Indemnified Parties and (ii) (A) if the Acceptance Time occurs, the right of the Stockholders who have tendered their shares of Company Common Stock and not validly withdrawn such shares to receive the Offer Price in accordance with the terms of the Offer Documents and (B) if the Effective Time occurs, the right of the Stockholders to receive the Merger Consideration in accordance with the terms of this Agreement, the right of the holders of Company Stock Options to receive the payments contemplated by Section 4.4(a), the rights of the holders of 2017 Company Warrants to receive the payments contemplated by Section 4.4(c) and the right of participants in the ESPP to receive the applicable treatment pursuant to Section 4.5, in each case which shall inure to the benefit of such Persons or holders, as applicable, benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 10.8. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.9. Entire Agreement; No Reliance. This Agreement (including all the Company Disclosure Letter and all Exhibits, Annexes and Schedules referred to herein), the Support Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 10.10. Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Delaware Courts and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this Section 10.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.10 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.10 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.10 prior or as a condition to exercising any termination right under Article 9 (and pursuing damages after such termination).

SECTION 10.11. Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

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IN WITNESS WHEREOF, the Company, Parent, and Merger Sub have caused this Agreement to be executed as of the date first written above.

ArQule, Inc.

By:	/s/ Paolo Pucci
Name:	Paolo Pucci
Title:	Chief Executive Officer and Director

Merck Sharp & Dohme Corp.

By:	/s/Sunil Patel
Name:	Sunil Patel
Title:	Senior Vice President

Argon Merger Sub, Inc.

By:	/s/ Rita Karachun
Name:	Rita Karachun
Title:	President

[Signature Page to Merger Agreement]

ANNEX I

Offer Conditions

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in this Agreement, in addition to Merger Sub’s right or obligation to extend, or right to amend or terminate, the Offer in accordance with the provisions of this Agreement, neither Parent nor Merger Sub shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return Tendered Shares promptly after termination or withdrawal of the Offer), pay for any Tendered Shares, if as of immediately prior to one minute after 11:59 p.m., New York City time, on the Expiration Date any of the conditions set forth below shall not be satisfied or waived in writing by Parent and Merger Sub (to the extent waivable by Parent and Merger Sub):

(a)   there shall not have been validly tendered and not validly withdrawn that number of shares of Company Common Stock (excluding any shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL) that, when added to the shares of Company Common Stock then owned by Parent and its controlled Affiliates, would represent one share more than one half of the sum of (i) all shares of Company Common Stock then outstanding at the Expiration Date and (ii) all shares of Company Common Stock that the Company may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into shares of Company Common Stock, or other rights to acquire or be issued shares of Company Common Stock ((including all then outstanding Company Stock Options and Company Warrants), regardless of the conversion or exercise price or other terms and conditions thereof) (such condition in this paragraph (a), the “Minimum Condition”);

(b)   any waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act shall not have been terminated or shall not have expired, or any other clearance, approval or consent under any other applicable Antitrust Law shall not have been obtained;

(c)   any of the following events, conditions, circumstances, state of facts or developments shall exist or has occurred and be continuing:

(i)               any Judgment preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Authority of competent jurisdiction and remain in effect, or there shall be any Law enacted or deemed applicable to the Offer or the Merger that makes consummation of the Offer or the Merger illegal;

(ii)              there shall be instituted, pending or threatened in writing any Proceeding by any Governmental Authority seeking (1) any Non-Required Remedy or (2) to enjoin, make illegal or otherwise prohibit the consummation of the Offer Closing or the Merger (the conditions set forth in clause (b) and this clause (c), the “Antitrust and Judgment/Illegality Conditions”);

(iii)            the Company and Parent shall have agreed in writing that the Offer or this Agreement be terminated, or this Agreement shall have been terminated in accordance with its terms;

(iv)             (1) any of the representations and warranties of the Company set forth in Section 5.1, Section 5.3(a), Section 5.3(b)(i), Section 5.4, Section 5.10, Section 5.13 and Section 5.23 shall not be true and correct in all material respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (2) any of the representation and warranties of the Company set forth in Section 5.2 shall not be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (3) any of the representations and warranties of the Company set forth in Section 5.7(a) shall not be true and correct in all respects as of the date of this Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) or (4) any representations and warranties of the Company set forth in this Agreement (other than those listed in the preceding clause (c)(iv)(1), clause (c)(iv)(2), or clause (c)(iv)(3)) shall not be true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of this Agreement and as of the Expiration Date as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(iv)(4), where the failure of any such representations and warranties to be so true and correct would not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

(v)              the Company shall have failed to perform or comply in any material respect with any obligation, agreement or covenant required to be performed or complied with by it under this Agreement prior to the Expiration Date; or

(vi)             since the date of this Agreement, there shall have occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(d)   Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to the effect that none of the conditions in clauses (c)(iv), (c)(v), and (c)(vi) of this Annex I shall have occurred and be continuing.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole discretion; provided that the Minimum Condition and the Antitrust and Judgment/Illegality Conditions (other than the condition in sub-clause (c)(ii)(1) of this Annex I which may be waived by Parent and Merger Sub in their sole discretion) may be waived by Parent and Merger Sub only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. All capitalized terms used but not defined in this Annex I shall have the meanings ascribed to them in the Agreement to which this Annex I is attached.